UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Standard Financial Statement – December 31,2021 – SENDAS DISTRIBUIDORA S.A.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Standard Financial Statement – December 31,2021 – SENDAS DISTRIBUIDORA S.A.

Index

Independent Auditor's Report on Financial Statements	1
Earnings Release	7
Financial Statements
Balance Sheet	26
Statements of Operations	28
Statements of Comprehensive Income	29
Statements of Changes in Shareholder’ Equity	30
Statements of Cash Flows (Indirect method)	31
Statements of Value Added	32
Notes to the financial statements	33
Opinion of Auditing Board or an Equivalent Body	68
Summary Report of Audit Committee (statutory, prescribed in a specific provision of CVM)	69
Management Statement on the Financial Statements and Independent Auditor's Report	70

A free translation from Portuguese into English of Independent Auditor’s Report on Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)

INDEPENDENT AUDITOR’S REPORT ON FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Officers

Sendas Distribuidora S.A

São Paulo - SP

Opinion

We have audited the financial statements of Sendas Distribuidora S.A. (“Company”), which comprise the statement of financial position as at December 31, 2021, and the statements of profit or loss, of comprehensive income, of changes in equity, and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2021, and its financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants and the professional standards issued by Brazil’s National Association of State Boards of Accountancy (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter

Restatement of corresponding figures due to the balancing between legal and income reserves, as well as the impact of dividend allocation and on dividends payable and to the impacts of the share split

As mentioned in Note 4.1, as a result of the balancing between legal and income reserves, as well as the impact of dividend allocation and on dividends payable, in compliance with the limits established by article 193 of Law No. 6404/1976, the financial statements for the year ended December 31, 2020 are adjusted and restated as provided for in NBC TG 23, or CPC 23 (Accounting Practices, Changes in Estimates and Correction of Errors). Our conclusion is not modified in respect of this matter.

As mentioned in Note 26, due to the impacts of the share split approved in the Special General Meeting held on August 11, 2021, the calculation of basic and diluted earnings per share was adjusted retrospectively for the year ended December 31, 2020, as required by NBC TG 41, or CPC 41 Earnings per share. Our conclusion is not modified in respect of this matter.

1

Key audit matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide an individual opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Realization of State VAT (ICMS) credits

At December 31, 2021, the balance of State VAT (ICMS) credits totaled R$1,153 million, as disclosed in Note 10. The ICMS credit recoverability analysis was significant for our audit as the amounts of these credits are material in relation to the financial statements as of December 31, 2021 and because the preparation of this analysis involves judgment by the Company management in determining the projections of future ICMS debts in its operations, including consideration of special taxation regimes. These projections could be impacted by future market and economic conditions.

How our audit addressed this matter:

Our audit included the following procedures, among others: i) understanding of the process implemented by management to prepare the annual analysis of recoverability of tax credits, including assessment of the design and operating effectiveness of internal control implemented by the Company referring to this annual process and to the preparation of projections used by management; ii) assessment of the reasonableness of the data used in the preparation of the annual tax credit recoverability analysis, including the mathematical accuracy of the calculations made in such analysis; iii) involvement of our indirect tax specialists in assessing the application of tax legislation and special taxation regimes for the projections used in the annual tax credit recoverability analysis; and (iv) review of the adequacy of the respective disclosures in the financial statements.

Based on the results of the audit procedures carried out on the annual tax credit recoverability analysis, which is consistent with management's assessment, we consider that the criteria and assumptions associated with the recoverability of the ICMS credits adopted by management, as well as the respective disclosures in the explanatory notes, are acceptable, in the context of the financial statements taken as a whole.

Tax contingencies assessed as possible loss

As disclosed in Note 17.4, the Company is a party to administrative and judicial proceedings arising from various tax contingencies, totaling R$2.346 million, for which no provision was recorded as at December 31, 2021, given that the likelihood of loss was assessed as possible based on the information available on that date.

2

Management uses significant judgment to determine whether the technical arguments used by the Company are more likely than not to be successful in the judicial discussion of such proceedings in court, considering the complexity of the tax environment in Brazil and the absence of case law on certain tax matters. In this assessment, management counts on the assistance of external legal advisors.

Management's assessment of the likelihood of loss of tax contingencies was significant for our audit as it is complex and involves significant judgment based on interpretations of tax legislation and legal rules.

How our audit addressed this matter:

Our audit included the following procedures, among others: i) understanding of the process implemented by management, including assessment of the design and operating effectiveness of internal control implemented by the Company for identification, monitoring and evaluation of tax proceedings, to determine whether the technical arguments used by management are more likely than not to succeed in courts; ii) obtaining confirmation letters directly from the Company's external legal advisors and use of our knowledge and experience on application of tax legislation by tax authorities to evaluate the judgments made by the Company management regarding tax proceedings; iii) involvement of our tax specialists to evaluate the technical arguments presented by management and analysis of a sample of opinions or legal guidance from external advisors obtained by the Company; and (iv) review of the adequacy of the respective disclosures in the financial statements.

Based on the result of the audit procedures carried out on the judgments and assessments of the likelihood of loss on the tax proceedings rated as possible loss, which is consistent with management's assessment, we consider that the criteria and assumptions adopted to determine the likelihood of loss on such proceedings, as well as the respective disclosures in the explanatory notes, are acceptable, in the context of the financial statements taken as a whole.

Conversion of Extra Hiper stores into Assaí

As disclosed in Note 1.4, on October 14, 2021, the Board of Directors of the Company and Grupo Pão de Açúcar (“GPA”) approved the transaction involving the conversion of Extra Hiper stores, operated by GPA, in cash & carry stores which will be operated by ASSAÍ brand.

On December 16, 2021, the Company and GPA signed the “Agreement of onerous assignment of exploration rights of commercial rights and other agreements”, regulating the assignment to ASSAÍ of the exploitation rights of up to 70 commercial rights, for the total amount of up to R$3,973 million.

This transaction was significant for our audit, considering the risk related to related parties transaction not being executed considering usual market conditions and the amounts of related to the transaction are material in relation to the financial statements as of December 31, 2021.

How our audit addressed this matter:

Our audit procedures included the following, among others: (i) review of the Agreement of onerous assignment of exploration rights of commercial rights and other agreements; (ii) check of the accounting records and their consistency with the documents presented; (iii) review of the technical accounting memoranda prepared by the Company management; and (iv) assessment of the adequacy of the Company’s internal policy for transactions with related parties and its application to such transactions; (v) checking of the approval of the transaction by the Board of Directors, in accordance with the policy established by the Company; and (vi) review of the adequacy of the respective disclosures in the financial statements. As a result of these procedures, we identified a reclassification adjustment between equity accounts that had not been accounted for by the Company management, in view of its immateriality to the financial statements as a whole.

3

Based on the result of the audit procedures carried out regarding the adequacy of the accounting treatment given to the stores conversion, which is consistent with management's assessment, we consider that the recording of the transaction and the respective disclosures in the explanatory notes are acceptable, in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The statements of value added (SVA) for the year ended December 31, 2021, prepared under the responsibility of the Company management and presented as supplementary information for IFRS purposes, was submitted to audit procedures conducted jointly with the audit of the Company's financial statements. To form our opinion, we evaluated if this statement is reconciled to the financial statements and accounting records, as applicable, and if it forms and content comply with the criteria defined by Accounting Pronouncement NBC TG 09 – Statement of Value Added. In our opinion, the statement of value added was prepared fairly, in all material respects, in accordance with the criteria defined in the above-mentioned accounting pronouncement, and is consistent in relation to the financial statements taken as a whole.

Other information accompanying the financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

4

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identified and assessed risks of material misstatements of the financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5

•	Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represented the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 21, 2022.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Stela de Aguiar Cerqueira

Accountant CRC-1SP258643/O-4

6

ASSAÍ
ATACADISTA

EARNINGS RELEASE

4Q21 and 2021

EARNINGS CONFERENCE CALL

Tuesday, February 22, 2022

10:00 a.m. (Brasília) | 8:00 a.m. (New York) | 1:00 p.m. (London)

Videoconference call in Portuguese (simultaneous translation)
Videoconference call via Zoom: click here.

The Company will hold its videoconference call via Zoom. The information and links for accessing the call are available on our website and in our quarterly earnings materials.

São Paulo, February 21, 2022 - -Assaí Atacadista announces its results for the fourth quarter of 2021. All figures in this earnings release reflect the pure Cash & Carry business, except where stated otherwise. All comments on adjusted EBITDA exclude other operating expenses and income in the periods. The figures also include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases, except where stated otherwise.

ACHIEVEMENT OF GOALS IN THE 1ST YEAR AS A LISTED COMPANY: RECORD EXPANSION, MARKET SHARE GAINS, EBITDA MARGIN AT HIGH LEVEL AND EXPRESSIVE PROFIT GROWTH

2021

•	Record gross sales of R$ 12.6 billion, advancing +8.4% despite the strong comparison base (+33.4% in 4Q20);

•	Net sales improved +8.1%, with expansion accelerating +11.0% and same-store sales of -3.1%, impacted by the strong comparison basis (+19.4% in 4Q20). In the last two years, the cumulative growth of net sales was +44% while same-store sales increased +15.7%;

•	Adjusted EBITDA of R$ 911 million in 4Q21 with margin of 7.9%, which represents a sequential gain of +0.1 p.p. vs. 3Q21 (7.8% excluding tax credits);

•	Net Income¹ of R$ 527 million, up 76%, with margin of 4.6%, an expansion of 1.8 p.p. when compared to 4Q20;

4Q21

•	Record gross sales of R$ 12.6 billion, advancing +8.4% despite the strong comparison base (+33.4% in 4Q20);

•	Net sales improved +8.1%, with expansion accelerating +11.0% and same-store sales of -3.1%, impacted by the strong comparison basis (+19.4% in 4Q20). In the last two years, the cumulative growth of net sales was +44% while same-store sales increased +15.7%;

•	Adjusted EBITDA of R$ 911 million in 4Q21 with margin of 7.9%, which represents a sequential gain of +10 bps vs. 3Q21 (7.8% excluding tax credits);

•	Net Income¹ of R$ 527 million, up 76%, with margin of 4.6%, an expansion of 180 bps when compared to 4Q20;

Expansion

•	Record expansion for 2021, with 28 new stores opened, of which 24 organically, the major construction history for the Cash and Carry segment, and 4 conversions from other formats. Sales area expanded +19%, adding 153 thousand sqm to the sales area;

•	Strong performance of the 23 stores converted from Extra Hiper into Assaí²: average revenue uplift of 3x post conversion, with Adjusted EBITDA margin above Company’s average in 2021 of more than 150 bps;

•	Strong acceleration of 2022 expansion plan, with opening of approximately 50 stores: 10 organic stores under construction, expected to open in the 1st half of 2022, and the first wave of Extra Hiper conversions (around 40 stores) will be under construction by the end of 1Q22, expected to open in the 2nd half of 2022;

•	Progress in the organic expansion and conversions of Extra Hiper stores will boost the Company's growth, reaching more than 300 stores in operation and revenue of R$ 100 billion in 2024;

Digital

•	Digital expansion: fast growing sales via Cornershop and new partnership signed with Rappi, bringing more convenience to clients and expanding access to new consumers.

¹ Including Tax Credits, as detailed in the section “Tax Credits” on page 6.

² Extra Hiper stores converted into Assaí until the end of 2020

8

MESSAGE FROM THE MANAGEMENT

Assaí's first year as an independent and listed company was successful, despite challenges imposed by the economic and public health scenarios in 2021. The Company achieved the expansion targets announced, gained market share in all regions of the country and maintained EBITDA margin at high and consistent levels.

The announced expansion plan was accomplished, with the historic opening of 28 new stores in a single year, of which 24 organics, which represented a construction record also for the cash & carry segment. We ended 2021 with 212 stores in operation and a sales area of 964 thousand sqm, an increase of 19% compared to 2020.

The expansion came together with the growth of our people. Assaí generated 11 thousand new jobs in 2021 – against 5,400 in 2020. In addition, we benefited thousands of vulnerable families by donating more than 1,3 tons of food, an amount 27% higher than in 2020.

Initiatives like this confirms how sustainability permeates all the Company’s actions and decisions, also reflecting into the diversity of our team. The number of women in leadership positions increased by 3 p.p. (26% of the total). In addition, 65% of the Company's employees declare themselves to be black or brown, of which 45% hold leadership positions.

The adverse economic scenario in the last year did not prevent Assaí from continuing its growth trajectory in terms of financial results. The solid performance of the expansion and the successful commercial strategy resulted in annual sales of R$ 45.6 billion, an improvement of more than R$ 6 billion compared to 2020 and more than R$ 15 billion compared to 2019. In the year, net income exceeded R$ 1.6 billion, which represents a significant growth of +61% compared to 2020.

Additionally, 2021 was a historic year, as in October, the transaction involving the conversion of 70 Extra Hiper stores into Assaí was announced, offering a unique opportunity to accelerate growth, expanding and strengthening the national footprint in central and densely populated locations.

We believe that the coming months will continue to be challenging. Even so, we will maintain the accelerated expansion plan with the opening of around 50 new stores in 2022; we will continue to generate jobs and income for thousands of families and we will increase digital presence. Assaí has the perfect business model and team to come out stronger this year, being increasingly present in the lives of millions of Brazilians.

The management

9

Cash & Carry Income Statement including tax credits, as detailed in the section “Tax Credits” on page 6

SALES PERFORMANCE

Net sales reached a record level in the quarter, amounting to R$ 11.6 billion, representing a growth of +8.1% on 4Q20 and +44.5% on 4Q19, amid a challenging scenario. The strong performance of stores opened in the last 12 months (+11.0%) and the acceleration of openings in the 4Q21, with 21 new stores compared to the 9 openings carried out in 4Q20, confirms the Company's top-notch execution capacity. Same-store sales (-3.1%) were impacted by the strong comparison base (+19.4% in 4Q20) and by the erosion of consumer purchasing power as a result of the high inflation level in the last two years and the reduction in emergency assistance payments compared to 2020.

In 2021, net sales reached R$ 41.9 billion, increasing +16.5% when compared to 2020 and +50.7% in comparison to 2019. The robust result is explained by:

(i)	the strong organic expansion (+12.1%), given the fast maturation of stores opened in the LTM;
(ii)	the growth in same-store sales (+4.8%), despite the strong comparison base (+14.0% in 2020);
(iii)	the successful commercial strategy, with the assortment adapted to regional needs and preferences as well as to the challenging macroeconomic and public health context; and
(iv)	the gradual return of the B2B public to stores with the progress in vaccinations in the second half of 2021, despite concerns given the spread of the pandemic in Brazil.

10

The increase of +17% in sales performance attests, once again, the resilience, effectiveness and adherence of Assaí's business model, whose growth remained above the average for the cash and carry segment, which improved 15.4% vs. 2020, according to Nielsen. The result is reflected in the robust performance of sales/sqm, the highest in the cash and carry segment, and in market share gains in total and same-store sales view for the year in all Brazilian regions, especially in the Northeast and Southeast regions, which are highly competitive and rapidly expanding markets.

With implementation in August 2021, the partnership with Cornershop by Uber continues to grow fast. At the end of 2021, customers in 17 states were able to conveniently shop using the app. Sales via Cornershop presented a strong increase of +178% in relation to the project's rollout, in September 2021. Furthermore, advancing in digital strategies, the Company started, on February 16th, 2022, the partnership with Rappi, aiming to increase the convenience of customers to shop at Assaí via e-commerce. The project is being implemented in more than 50 stores in 20 cities until the end of the month.

Assaí ended the year with 28 new stores, of which 24 organic, a construction record for the Company and for the Cash & Carry segment, and 4 conversions of other formats, bringing the total number of stores in operation to 212. Considering just the last 30 days of the 2021 expansion plan, from November 29th to December 29th, 14 new stores were opened. Over the year, 153 thousand sqm were added to sales area (+19% vs. 2020), which now stands at 964 thousand sqm. This clearly attests to the Company's commitment and capacity to deliver its expansion plan, despite the challenges imposed by the current scenario.

In 2021, 14 states received Assaí stores, further strengthening the brand's nationwide footprint. All the country's regions received new stores, highlighting the Southeast (12 stores, with 6 in Rio de Janeiro state) and Northeast (8 stores). The year was also marked by the entry of Assaí into the state of Acre, with an inauguration in the capital Rio Branco. Thus, Assaí is now operating in 23 states and the Federal District.

Additionally, a concept store was inaugurated in Barra da Tijuca (RJ), which, in line with the regional strategy of adapting assortment to the target audience, has a differentiated product mix, a modern construction standard and ample parking with over 670 spaces that includes charging stations for electric vehicles and sensors indicating open spaces. This store, as well as others located in more premium regions of large cities, will serve as a model for adapting the assortment and implementing services for some conversions of Extra Hiper stores, especially those located close to high-income customers (A/B classes).

11

Also, given continuity to the Company's organic expansion process, Assaí inaugurated one new store in Porto Velho (RO) in February 2022, and another 9 stores are under construction, with opening expected for the 1st half of 2022. For 2022, the Company expects a strong expansion acceleration, with the opening of approximately 50 new stores.

TAX CREDITS

In the first nine months of the year, based on decisions of the Federal Supreme Court, the Company recognized the following tax credits:

(i)	R$ 216 million (R$ 175 million in net sales and R$ 41 million in financial result arising from inflation adjustment) related to the unconstitutionality of including ICMS in the PIS and COFINS calculation base; and
(ii)	R$ 85 million (R$ 81 million in income tax and social contribution and R$ 4 million in financial result arising from inflation adjustment) related to the unconstitutionality of the levying of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) on the income pegged to the SELIC rate received by the taxpayer on the repetition of undue tax payments.

In 4Q21, Assaí also recognized credits of R$ 241 million related to investment subsidies which, under the law, are excluded from the IRPJ and CSLL calculation base constituted in the tax incentive reserve (R$ 709 million).

Therefore, the total impact of tax credits on net income for the year was R$ 470 million.

The comments below on the Company's performance exclude the aforementioned effects from tax credits, except where stated otherwise.

12

OPERATING RESULT

Cash & Carry Income Statement excluding tax credits as detailed in the “Tax Credits” section on page 6.

Gross profit amounted to R$ 2.0 billion in 4Q21, with margin of 17.2%, expanding +0.1 p.p. from 4Q20. In 2021, gross profit reached R$ 7.0 billion, increasing +18.0% and outpacing sales growth, with margin of 16.7%,
+0.3 p.p. higher than 2020. The result reflects the effective commercial strategies, with fast adjustments on assortment in order to meet clients' shopping needs in a challenging scenario, and the accelerated maturation of new stores.

Selling, general & administrative expenses as a ratio of net sales stood at 9.5% in 4Q21 and 9.4% in 2021, reflecting the higher number of store openings concentrated in the end of 4Q21 (28 new stores in 2021, with 21 in 4Q21, compared to 19 new stores in 2020, with 9 in 4Q20) and Assaí's new administrative structure following its spin-off from GPA.

As of 2021, after the spin-off with GPA, the Company started to recognize the share of approximately 18% in interest held by Assaí in Financeira Itaú CBD (FIC) in its results. In this way, it was recognized R$ 6 million in the quarter and R$ 47 million in the year related to equity income. In 2021, the number of Passaí cards issued exceeded 1.76 million.

Other operating expenses totaled R$ 23 million in 4Q21, reflecting costs related to the acquisition of Extra Hiper stores. In the year, other expenses totaled R$ 53 million, including mainly costs related to the spin-off. This result is significantly lower than the amount in 2020 (R$ 239 million), which mainly comprises expenses related to store assets write-off and costs related to the Company's spin-off and listing project.

Adjusted EBITDA amount to R$ 911 million in 4Q21, with margin of 7.9%, despite the record number of store openings in the quarter (21 new stores in 4Q21 vs. 9 in 4Q20), highly concentrated in the last days of 2021 (14 stores between November 29th and December 29th). The result represents a sequential gain of +0.1 p.p. on 3Q21 (7.8% excluding tax credits), even considering the stronger expansion pace and the more challenging scenario, with significant pressure on consumer spending.

In 2021, Adjusted EBITDA surpassed the mark of R$ 3 billion, reaching the record level of R$ 3.1 billion, which represents an improvement of 16.6% on 2020, with 7.5% margin, a high and consistent level, in line with 2020. This performance, with productivity gains and stability of EBITDA margin despite the accelerated expansion plan, once again confirms the operation's resilience and Assaí's capacity to deliver robust results even facing adverse scenarios.

13

FINANCIAL RESULT

The net financial result post-IFRS16 in the quarter was R$ 287 million, corresponding to 2.5% of net sales. Excluding the effect from interest on lease liabilities, the financial expense was R$ 204 million, representing 1.8% of net sales. Debt costs in the quarter were pressured by the higher CDI rate, which quadrupled in the comparison period, from 0.47% in 4Q20 to 1.85% in 4Q21.

In 2021, the net financial result pre-IFRS16 was R$ 438 million, corresponding to 1.0% of net sales, representing an improvement of +0.1 p.p. from 2020. Excluding the positive effect from tax credits of R$ 45 million, as described in "Tax Credits" section (page 6), the net financial expense corresponded to 1.2% of net sales, similar to 2020 level.

14

NET INCOME

Net income came to R$ 527 million in 4Q21, up +76.3% on 4Q20, with net margin of 4.6%, +1.8 p.p. higher. In 2021, net income surpassed R$ 1.6 billion, representing a significant growth of +60.5% on 2020, with net margin expanding +1.0 p.p. to 3.8%.

As described in the “Tax Credits" section on page 6, reported net income includes tax credits of R$ 241 million in 4Q21 and R$ 470 million in 2021. Of this amount, R$ 95 million are recurring credits for investments subsidies referent to 2021. Excluding the extemporaneous tax credits effects, net income improved +23.1% in the year, which confirms the efficiency of the Company's operational and financial management and reflects the continued trajectory of growth with profitability, consistent even facing an adverse scenario, still affected by high inflation and by the challenging macroeconomic context due to the pandemic, which pressures consumer purchasing power and consequently affects spending.

15

NET DEBT

The net debt/adjusted EBITDA ratio ended the year at -1.91x, reflecting the acceleration of investments in expansion, which amounted to more than R$ 3 billion in the year, equivalent to 1.1x Adjusted EBITDA, including partial disbursement for the acquisition of Extra Hiper commercial points.

In 4Q21, the refinancing of the 1st debenture issue was concluded through funding carried out throughout 2021, which enabled the Company to reduce its debt cost by around 1 p.p. and to lengthen its average debt term from 2 to more than 4 years.

Additionally, in the beginning of 2022, the Company announced two more issuances, whose proceeds will be used to reinforce its cash position and to have the resources for the transaction involving the conversion of 70 Extra Hiper stores into Assaí stores payment, with no impact on gross debt in 2021:

•	4th debenture issue, of R$ 2 billion, due in January 2022;
•	1st Commercial Notes issue, of R$ 750 million, due in February 2022.

16

INVESTMENTS

Gross investment in the quarter amounted to R$ 1.6 billion, which includes R$ 798 million for acquiring of 20 commercial points of Extra Hiper stores. During 4Q21, 21 new stores were opened, setting a new quarterly record, with 14 stores opened in a 30-day period, demonstrating the Company's excellent execution capacity. In the quarter, 117 thousand sqm were added to the sales area.

In 2021, total net investment surpassed R$ 3.0 billion, including the acquisition of Extra Hiper commercial points. Over R$ 2.1 billion was invested in the expansion plan for the year, which resulted in 28 new stores opened, of which 24 were organic and 4 were conversions from other formats, adding a total of 153 thousand sqm in sales area (+19% vs. 2020). In addition, given continuity to Company’s expansion process, 1 store of the 2022 organic expansion plan has already been opened and another 9 are under construction.

DIVIDENDS AND INTEREST ON EQUITY

Management proposed the distribution of dividends of R$ 224 million for the fiscal year ended December 31, 2021, which excludes the tax incentive reserve related to the recognition of tax credits for investment subsidy in the total amount of R$ 709 million. Also, during the fiscal period, the Company paid interest on equity in the net amount of R$ 56 million. Thus, the remaining portion of dividends amounts to R$ 168 million, corresponding to R$ 0.12507694 per common share, calculated as shown below.

The proposal for the distribution of dividends for fiscal year 2021 will be submitted to the Annual Shareholders Meeting, to be held on April 28, 2022. Shareholders on April 28, 2022 (record-date) will be entitled to the dividends. As of April 29, 2022, the shares will trade ex-dividends. The dividends will be paid by June 28, 2022, i.e., 60 days as from the date of the Annual Shareholders Meeting.

For the American Depositary Receipts (ADRs) traded on the NYSE, payment will be made via the depositary bank JPMorgan Chase Bank. ADR holders can find information on dividends at the website https://adr.com.

17

TRANSACTION INVOLVING THE CONVERSION OF HYPERMARKETS

Aiming to accelerate the expansion and obtain strategic commercial points in exceptional locations and with high potential for creating value, the Company announced, on October 14th, 2021, the transaction involving the conversion of 70 Extra Hiper stores into Assaí stores.

The Board of Directors of both companies, counting exclusively the votes of independent directors, approved on December 16th, 2021 the terms and conditions of the final agreement, which establishes the right to commercially explore up to 70 commercial points, for the total amount of R$ 3.97 billion, with payment in installments due from December 2021 to January 2024.

The prime locations of the commercial points acquired, which are mostly in high-density urban centers near B2B customers and high-income consumers and already well known by consumers, brings positive perspectives, especially given the success of the Extra Hiper stores already converted years ago, which not only presented accelerated maturation, but also delivered sales revenue three times higher than the hypermarket format and EBITDA margin 150 bps higher than the average of Assaí stores upon the maturation.

The 23 converted Extra stores until 2020 presents greater performance and confirms the potential of future conversions. When compared to hypermarket model, revenues from this group of stores increased by about 3x post conversion into Assaí. In 2021, these converted stores had an Adjusted EBITDA margin above the Company's average by more than 150bps.

The transaction offers a unique opportunity to boost Assaí's growth and expand its nationwide footprint. The Company's goal is to reach sales of R$ 100 billion in 2024, supported by maturation of the 70 stores to be converted and the continuous organic expansion plan, with openings of around 50 stores between 2022 and 2024.

The transfer of stores from Extra Hiper to Assaí is advancing in line with the schedule established in the transaction. The Company expects that 40 stores will be under construction by the end of 1Q22, with opening scheduled for the 2nd half of 2022. The other stores should be delivered by the first quarter of 2023.

18

ESG STRATEGY

Sustainability is Assaí's commitment and, therefore, the Company continuously acts as a transforming agent, improving and innovating the way of doing business, seeking to contribute to the development of a more responsible and inclusive society. Highlighting the 3 main pillars:

- Combating climate change: Continuity of the plan to reduce carbon emissions by 30% until 2025, with an 8.2% reduction in comparison to 2020, despite the historic expansion of 2021. The result is chiefly due to actions such as the modernization of refrigeration systems and the ongoing process to migrate stores to the free energy market, now available in 194 stores. Currently, the Company's energy consumption from renewable sources is 92%, and includes the implementation of the most recent solar plant in the store in Rio Verde (GO) in December 2021, totaling seven units of solar plants in operation.

- Valuing our people: In line with efforts to strengthen the Diversity and Inclusion agenda, the Company ended the year with employees who self-declare as black or brown representing 65% of its total work force and 45% of its leadership, up 4 p.p. from 2020. Meanwhile, women now account for 26% of leadership positions, improving
3 p.p. from 2020. Persons with disabilities represented 5.4% of the work force, which exceeds regulatory requirements. Also, in 4Q21, Assaí became a member of the Corporate Coalition for Combating Violence Against Women and of the Corporate Social Inclusion Network (“REIS” in portuguese), launched the Anti-racist Manual and improved diversity training program, which benefited over 47,000 employees.

- Greater engagement with society: Donation of more than 1,300 tons of food to vulnerable families, 27% more than in 2020, the year in which social actions were intensified due to the critical pandemic scenario, and collection of 700 tons of food in campaigns with customers, benefiting approximately 70 thousand families. Also noteworthy is the issuance of more than 9,000 certificates (4x more than 2020) in free online training by Academia Assaí Bons Negócios, a program aimed at micro and small entrepreneurs. Additionally, with the objective of expanding opportunities for the development of people and communities, the Company structured its new social entity, “Instituto Assaí”.

19

ABOUT SENDAS S.A.

Assaí has been operating in the market since 1974 and, since March 2021, is the only pure cash & carry player listed on the São Paulo Stock Exchange (B3), under the ticker ASAI3. Assaí also is listed on the New York Stock Exchange (NYSE) under the ticker ASAI. At the end of 2021, Assaí operated in all five regions of Brazil through 212 stores in 23 states and the Federal District, with total sales area of over 964 thousand sqm. Assaí is one of Brazil’s ten largest employers, with over 60 thousand employees, and welcomes 30 million customers to its stores every month. Assaí is one of Brazil's 20 most valuable brands according to the annual ranking compiled by Interbrand and ranks 19th in the country in terms of net sales.

INVESTOR RELATIONS CONTACTS

Gabrielle Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

E-mail: ri.assai@assai.com.br

Website: www.ri.assai.com.br

20

APPENDICES

OPERATIONAL INFORMATION

I – Store network and sales area

II - Breakdown of sales

% Gross Sales

21

FINANCIAL STATEMENTS

The tables below show the amounts presented in the quarterly and annual financial information of Sendas Distribuidora and of the operations carried out under the Assaí brand (Cash & Carry), i.e., how the Company began to operate after the spin-off from GPA, as from 2021. The figures below do not exclude any adjustment or other non-recurring elements.

III – Income Statement (Cash & Carry)

22

IV – Income Statement (Sendas Distribuidora)

23

V - Balance Sheet

24

VI - Cash Flow

(R$ million)	Cash & Carry 12.31.2021	Cash & Carry 12.31.2020	Sendas Distribuidora 12.31.2021	Sendas Distribuidora 12.31.2020
Net income for the year	**1,610**	**1,003**	**1,610**	**1,398**
Deferred income tax and social contribution	(127)	(239)	(127)	(268)
(Gain) loss on disposal of property, plant and equipment and lease	(12)	42	(12)	42
Depreciation and amortization	687	527	687	537
Interests and monetary variation	911	660	911	491
Share of profit and loss of associate	(47)	-	(47)	(209)
(Reversal) provision of legal proceedings	(48)	44	(48)	38
Provision of stock option	14	5	14	5
Provision for inventory losses and damages	302	283	302	283
Provision of allowance for doubtful accounts	2	-	2	-
	3,292	**2,325**	**3,292**	**2,317**
Variation of operating assets				
Trade receivables	(85)	(67)	(85)	(66)
Inventories	(943)	(1,258)	(943)	(1,257)
Recoverable taxes	(12)	(224)	(12)	(8)
Dividends received	11	1,357	11	1,399
Other assets	(69)	88	(69)	86
Related parties	391	266	391	(64)
Restricted deposits for legal proceedings	15	16	15	(11)
	(692)	**178**	**(692)**	**79**
Variation of operating liabilities				
Trade payables	884	797	884	791
Payroll and related taxes	54	92	54	92
Taxes and social contributions payable	4	246	4	526
Other accounts payable	25	82	25	(15)
Provision for legal proceedings	(49)	(8)	(49)	(8)
Deferred revenues	128	(170)	128	(170)
Income tax and social contribution paid	(374)	-	(374)	(67)
	672	**1,039**	**672**	**1,149**
Net cash generated by operating activities	**3,272**	**3,542**	**3,272**	**3,545**
Purchase of plant, property and equipment	(2,231)	(1,280)	(2,231)	(1,281)
Purchase of Intangible assets	(854)	(25)	(854)	(25)
Purchase of assets held for sales	(403)	-	(403)	-
Proceeds from the sales of property, plant and equipment	212	610	212	610
Net cash from corporate reorganization	-	-	-	(14)
Net cash used in investment activities	**(3,276)**	**(695)**	**(3,276)**	**(710)**
Cash flow from financing activities				
Increase of capital	27	650	27	650
Proceeds from borrowings and financing	6,090	594	6,090	594
Payments of borrowings and financing	(6,479)	(1,786)	(6,479)	(1,786)
Dividend Payment	(148)	(310)	(148)	(310)
Payments of lease liabilities	(468)	(326)	(468)	(327)
Net cash used in financing activities	**(978)**	**(1,178)**	**(978)**	**(1,179)**
Cash and cash equivalents at the beginning of the year	3,532	1,863	3,532	1,876
Cash and cash equivalents at the end of the year	2,550	3,532	2,550	3,532
Net (decrease) increase in cash and cash equivalents	**(982)**	**1,669**	**(982)**	**1,656**

25

Sendas Distribuidora S.A. Balance Sheet As of December 31, 2021 (In millions of Brazilian Reais)

ASSETS	Note	12/31/2021	12/31/2020
Current assets			Restated
Cash and cash equivalents	7	2,550	3,532
Trade receivables	8	265	182
Inventories	9	4,380	3,739
Recoverable taxes	10	876	768
Derivative financial investments	16.12	4	57
Dividends receivable	12	16	-
Other accounts receivable		59	34
Other current assets		72	37
		8,222	8,349

Assets held for sale	28	550	-
Total current assets		8,772	8,349

Non-current assets
Recoverable taxes	10	770	866
Deferred income tax and social contribution	20.2	45	-
Derivative financial investments	16.12	28	11
Related parties	11	114	178
Restricted deposits for legal proceedings	17.7	119	134
Other non-current assets	.	10	1
.	.	1,086	1,190
.	.
Investments	12	789	769
Property, plant and equipment	13.2	10,320	7,476
Intangible assets	14	1,887	1,037
		12,996	9,282

Total non-current assets		14,082	10,472

TOTAL ASSETS		22,854	18,821

The accompanying notes are integral part of these financial statements.

26

Sendas Distribuidora S.A. Balance Sheet As of December 31, 2021 (In millions of Brazilian Reais)

LIABILITIES	Note	12/31/2021	12/31/2020
Current liabilities			Restated
Trade payables, net	15	5,942	5,058
Borrowings and financing	16.12	433	280
Debentures and promissory notes	16.12	180	1,840
Payroll and related taxes		425	371
Lease liabilities	18.3	244	172
Related parties	11	368	41
Taxes payable		158	104
Income tax and social contribution payable		-	424
Deferred revenues	19	356	227
Dividends and interest on equity payable	21.2	168	85
Other current liabilities		370	184
Total current liabilities		8,644	8,786

Non-current liabilities
Borrowings and financing	16.12	1,154	952
Debentures and promissory notes	16.12	6,266	4,759
Deferred income tax and social contribution	20.2	-	82
Provision for legal proceeding	17	205	282
Lease liabilities	18.3	3,807	2,604
Deferred revenues	19	-	1
Other non-current liabilities	.	12	8
Total non-current liabilities	.	11,444	8,688
	.
Shareholder's equity	.
Capital stock	21.1	788	761
Capital reserve		18	4
Profit reserve		1,961	582
Other comprehensive income		(1)	-
Total shareholder's equity		2,766	1,347

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		22,854	18,821

The accompanying notes are integral part of these financial statements.

27

Sendas Distribuidora S.A. Statement of operations For the years ended December 31, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

		12/31/2021	12/31/2020

Net operating revenue	22	41,898	36,043
Cost of sales	23	(34,753)	(30,129)
Gross profit		7,145	5,914
Operating expenses, net
Selling expenses	23	(3,334)	(2,811)
General and administrative expenses	23	(588)	(435)
Depreciation and amortization		(638)	(503)
Share of profit of associates	12	47	209
Other operating expenses, net	24	(53)	(97)
		(4,566)	(3,637)
Operating profit before financial result		2,579	2,277

Financial revenues	25	188	343
Financial expenses	25	(918)	(786)
Net financial result		(730)	(443)

Income before income taxes		1,849	1,834

Income tax and social contribution	20.1	(239)	(436)

Net income for the year		1,610	1,398

Basic earnings per millions shares in Brazilian reais
(weighted average for the year - R$)
Common shares	26	1.19802	1.04328

Diluted earnings per millions shares in Brazilian reais
(weighted average for the year - R$)
Common shares	26	1.18852	1.04328

The accompanying notes are integral part of these financial statements.

28

Sendas Distribuidora S.A. Statements of Comprehensive Income For the years ended December 31, 2021 and 2020 (In millions of Brazilian Reais)

	12/31/2021	12/31/2020

Net income for the year	1,610	1,398

Items that may be subsequently reclassified into the statement of operations
Fair value of expected credit loss	(1)	-
Exchange rate variation of foreign investments	-	(233)
Total comprehensive income for the year	1,609	1,165

The accompanying notes are integral part of these financial statements.

29

Sendas Distribuidora S.A. Statements of Changes in Shareholders' Equity For the years ended December 31, 2021 and 2020 (In millions of Brazilian Reais)

			Profit reserve
	Capital stock	Capital reserve	Legal reserve	Grant reserve	Profit retention	Retained earnings	Accumulated other comprehensive income	Total
As of January 1, 2020	4,421	18	177	-	2,320	-	162	7,098

Other comprehensive income
Net income for the year	-	-	-	-	-	1,398	-	1,398
Exchange rate variation of foreign investments	-	-	-	-	-	-	(233)	(233)
Comprehensive income for the year	-	-	-	-	-	1,398	(233)	1,165

Non cash capital contribution	369	-	-	-	-	-	-	369
Capital contribution	650	-	-	-	-	-	-	650
Capitalization credits - Spin-off	140	-	-	-	-	-	-	140
Equity on other comprehensive results	-	-	-	-	-	-	1,945	1,945
Capital increase - Bellamar	769	-	-	-	-	-	-	769
Capital increase - Assets and liabilities indemnity	127	-	-	-	-	-	-	127
Corporate restructuring	(5,715)	(19)	(30)	-	(2,866)	-	(1,874)	(10,504)
Stock options granted	-	5	-	-	-	-	-	5
Interest own capital	-	-	-	-	-	(310)	-	(310)
Dividends (note 21.2)	-	-	-	-	-	(85)	-	(85)
Transactions with non-controlling shareholders	-	-	-	-	(22)	-	-	(22)
Legal reserve (note 21.3)	-	-	5	-	-	(5)	-	-
Reserve for profit retention	-	-	-	-	998	(998)	-	-
As of December 31, 2020 (Restated)	761	4	152	-	430	-	-	1,347

Other comprehensive income
Net income for the year	-	-	-	-	-	1,610	-	1,610
Fair value of expected credit loss	-	-	-	-	-	-	(1)	(1)
Comprehensive income for the year	-	-	-	-	-	1,610	(1)	1,609

Capital contribution (note 21.1)	27	-	-	-	-	-	-	27
Stock options granted	-	14	-	-	-	-	-	14
Interest own capital (note 21.2)	-	-	-	-	-	(63)	-	(63)
Dividends (note 21.2)	-	-	-	-	-	(168)	-	(168)
Grant reserve (note 21.4)	-	-	-	709	(430)	(279)	-	-
Legal reserve (note nº 21.3)	-	-	5	-	-	(5)	-	-
Reserve for profit retention	-	-	-	-	1,095	(1,095)	-	-
As of December 31, 2021	788	18	157	709	1,095	-	(1)	2,766

30

Sendas Distribuidora S.A. Statements of Cash Flows For the years ended December 31, 2021 and 2020 (In millions of Brazilian Reais)

	12/31/2021	12/31/2020
Cash flow from operating activities
Net income for the year	1,610	1,398
Adjustment for reconciliation of net income for the year
Deferred income tax and social contribution	(127)	(268)
(Gain) loss of disposal of property, plant and equipment and lease	(12)	42
Depreciation and amortization	687	537
Financial changes	911	491
Share of profit of associate	(47)	(209)
(Reversal of) provision for legal proceedings	(48)	38
Provision for stock option	14	5
Provision for allowance for inventory losses and damages	302	283
Allowance for doubtful accounts	2	-
	3,292	2,317
Variations in operating assets and liabilities
Trade receivables	(85)	(66)
Inventories	(943)	(1,257)
Recoverable taxes	(12)	(8)
Restricted deposits for legal proceedings	15	(11)
Other assets	(69)	86
Trade payables	884	791
Payroll and related taxes	54	92
Related parties	391	(64)
Provision for legal proceedings	(49)	(8)
Taxes and social contribution payable	4	526
Deferred revenue	128	(170)
Dividends received	11	1,399
Other liabilities	25	(15)
Income tax and social contribution, paid	(374)	(67)
	(20)	1,228

Net cash generated by operating activities	3,272	3,545

Cash flow from investiment activities
Purchase of property, plant and equipment	(2,231)	(1,281)
Purchase of intangible assets	(854)	(25)
Purchase of assets held for sale	(403)	-
Proceeds from sale of property, plant and equipment	212	610
Transaction with non-controlling interested	-	(14)
Net cash used in investment activities	(3,276)	(710)

Cash flow from financing activities
Capital increase	27	650
Proceeds from borrowings and financing	6,090	594
Payment of borrowings and financing	(6,479)	(1,786)
Dividends and interest on equity, paid	(148)	(310)
Payments of lease liabilities	(468)	(327)
Net cash used in financing activities	(978)	(1,179)

Net (decrease) increase in cash and cash equivalents	(982)	1,656

Cash and cash equivalents at the beginning of the year	3,532	1,876
Cash and cash equivalents at the end of the year	2,550	3,532

The accompanying notes are integral part of these financial statements.

31

Sendas Distribuidora S.A. Statements of Value Added For the years ended December 31, 2021 and 2020 (In millions of Brazilian Reais)

	12/31/2021	12/31/2020
Revenues		Restated
Sales of goods	45,585	39,457
Allowance for doubtful accounts	(2)	-
Other revenues, net	159	495
	45,742	39,952
Products acquired from third parties
Cost of Sales	(38,017)	(32,470)
Materials, energy, outsourced services and others	(2,222)	(2,135)
	(40,239)	(34,605)
Gross value added	5,503	5,347
Retention
Depreciation and amortization	(687)	(537)
Net value added produced by the Company	4,816	4,810
Value added received in transfer
Share of profit of associates	47	209
Financial revenues	198	343
	245	552

Total value added to distribute	5,061	5,362
Personnel	2,189	1,917
Direct compensation	1,463	1,227
Benefits	518	481
Government severance indemnity fund for employees (FGTS)	115	95
Others	93	114
Taxes, fees and contributions	333	1,245
Federal	193	610
State	86	580
Municipal	54	55
External financiers	929	802
Interest	923	786
Rentals	6	16
Shareholders' remuneration	1,610	1,398
Interest own capital and dividends	231	395
Retained earnings	1,379	1,003
Total value added distributed	5,061	5,362

The accompanying notes are integral part of these financial statements.

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1	CORPORATE INFORMATION

Sendas Distribuidora S.A. (the “Company” or “Sendas”) is a publicly listed company under the segment Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (B3), under the code "ASAI3" and on the New York Stock Exchange (NYSE), under the ticker "ASAI". The Company is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its chain of stores, represented by the banner “ASSAÍ”. Based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá/RJ. On December 31, 2021, the Company operated 212 stores and 14 Distribution Centers which are present in all five regions of the country acting working in 23 states and in the Federal District.

With the corporate reorganization process concluded on December 31, 2020, see note 1.2, the Company ceased to be a wholly owned subsidiary of Grupo Pão de Açucar (“GPA”) and became a direct subsidiary of Wilkes Participações S.A. (“Wilkes”). On December 31, 2020, the Company transferred Éxito’s control in its entirety to GPA as part of spin-off transaction, see note 1.2.

1.1	Listing of Sendas in the Novo Mercado of B3 and NYSE

On February 19, 2021, the Company communicated to the market, through Material Fact, that on February 10, 2021 the request for listing and admission to the trading of the Company’s shares in the Novo Mercado segment of the B3 was approved. And, on February 12, 2021 the request for listing of the Company American Depositary Securities (“ADSs”) representing its common shares on the NYSE was approved.

GPA’s shareholders received, after the close of trading on February 26, 2021 (“Cut-off Date”), shares issued by the Company, in proportion to their respective holdings in the capital stock of GPA.

The shares and ADSs issued by the Company became to be negotiated on B3 and NYSE since March 1, 2021.

1.2	Corporate reorganization

At meetings held on December 12, 2020 and disclosed to the market on December 14, 2020, the Board of Directors of the Company and GPA approved the Transaction to separate the cash and carry business under the ASSAÍ banner from the traditional retail business of GPA.

At the Extraordinary Shareholders’ Meeting held on December 31, 2020, shareholders of the Company and GPA approved the Transaction as described below:

i) Spin-off of the Company: partial spin-off of Sendas with the incorporation of the spin-off assets by GPA whose the net carrying amount calculated by the independent evaluator company was R$9,179, comprising 90.93% of the total Éxito’s shares held by the Company, corresponding to 393,010,656 shares and equivalent to approximately 87.80% of the total shares issued by Éxito (“Éxito participation”) and for 6 (six) gas stations held by Sendas (“Operational Assets”) in the amount of R$25; and

ii) Spin-off of GPA: partial spin-off of GPA which aims segregate the totality of shareholding participation that GPA helds, whose net carrying amount calculated by the independent evaluator company was R$1,216, with the distribution of the shares issued by Sendas, owned by GPA, directly to GPA’s shareholders, as a proportion of one share issued by the Company for each one share issued by GPA.

In the spin-off process between Sendas and GPA, an exchange of assets was performed that transferred to GPA 9.07% of the total shares held by the Company, corresponding to 39,246,012 shares and equivalent to approximately 8.77% of total shares issued by Éxito undertaking the receipt of the following assets owned by GPA, that could be developed by the Company:

i) 50% of the shares of Bellamar Empreendimento e Participações Ltda. (“Bellamar”), a holding Company that holds an investment in 35.76% of the Financeira Itaú CBD S.A – Crédito, Financiamento e Investimento (“FIC”), in the amount of R$769, see note 12.1, and real state in the amount of R$146;

ii) Company’s capital stock increase in the amount of R$685 through: a) R$500 in cash; b) R$140 capitalization of amounts payable to GPA; c) R$45 net book assets of stores that may be developed by the Company; and

iii) R$168 regarding to contingent liabilities, and related judicial deposits, and which the Company and GPA have agreed to be responsible after the spin-off. This indemnity effects were recorded in related parties, see note 11.

According to the material fact published on November 19, 2020, the Company obtained all necessary authorizations from its creditors, in order to proceed with the segregation of its cash & carry operation through referred spin-off, on the same date, the renegotiation of certain remuneration rates was also approved and the release from GPA as guarantor for the issuance of the Company’s debentures and promissory notes. The total amount of the renegotiated debt was R$6,644, representing 85% of the Company’s gross debt of the Company on December 31, 2020.On the other hand of the renegotiation of the remuneration rates, the Company obtained a “waiver” related to financial covenants for the period of December 31, 2020 up to December 31, 2023 and due to this renegotiation, the amount of R$71 was recognized in the financial result as debt cost.
1.3	Sale and Leaseback

On July 19, 2021, the Company entered into the “Private Instrument of Commitment of Real Estate Investment, Commitment of Purchase and Sale of Real Estate and Incorporation of Real Right of Surface, Under Suspensive Conditions and Other Covenants” with an investment fund administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda. The purpose of the Instrument is the sale, development and lease of 5 properties of the Company located in the States of São Paulo, Rio de Janeiro and Rondônia.

33

The transaction covers the sale of five properties, over which shall be carried out construction and real estate development project. The total sale amount to be received by the Company is R$364, thus, so the sale amount and cost amount of the construction of the properties will be base for defining the final amount of the properties' monthly rents. The assets transferred to "assets held for sale" was in amount of R$349, see note 13.2.

The Company concluded the sale of three of these properties during 2021 in the amount of R$209, with the amount of R$192, being partially received and the remaining balance of R$17 will be settled as agreed upon in debt, acknowledgment by measuring the works in progress. As of December 31, 2021, the balance of assets held for sale referring to the two remaining properties is R$147, see note 28. In relation to the two properties, the amount of $68 was received, but as they were not fulfilled all the conditions precedent for the sale to be carried out, this amount was recorded as anticipated revenue, see note 19.

1.4	Conversion of Extra Hiper stores into Assaí

On October 14, 2021, the Board of Directors of the Company and GPA approved the transaction involving the conversion of Extra Hiper stores, operated by GPA, in cash & carry stores which will be operated by ASSAÍ brand (“Transaction”).

On December 16, 2021, the Company and GPA signed the “Agreement of onerous assignment of exploration rights of commercial rights and other agreements” (“Agreement”), regulating the assignment to ASSAÍ of the exploitation rights of up to 70 commercial rights located in several federative units in Brazil, 17 comercial rights of which are owned by GPA and 53 properties related of third parties, for the total amount of up to R$3,973, to be paid by the Company, in installments between December 2021 and January 2024, adjusted by CDI + 1.2% per year, which may also involve the acquisition by the Company of some equipment existing in the stores.

The closing of the transaction provided for the Agreement is subject to the fulfillment of certain conditions, including, but not limited to, obtaining the consent of the property owners and demobilization of the stores by GPA, with the deadline for the assignment of all commercial rights to the Company is until March 31, 2022, and this transaction is not subject of approval by competition authorities.

On December 29, 2021, the Company and GPA signed the purchase and sale of 20 commercial rights (6 properties owned by GPA and 14 properties of third parties) and Property, plant and equipment (lands and buildings) of 6 properties owned by GPA in the amount of R$1,201, located in the states of Paraná, São Paulo, Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and the Federal District, which had overcome the previous conditions, see notes 11 and 14. At the same date the Company paid the amount of R$1,000 to GPA refers to these aquisitions. Property, plant and equipment acquired from the 6 properties owned by GPA are recorded under “Assets held for sale”, in the amount of R$403, see note 28.

In parallel with the Transaction, GPA and the Company will sell the 17 owned properties (11 owned by GPA and 6 properties acquired by the Company) with a sale price of up to R$1,200, to a certain real estate fund ("Fund") with the intervention and guarantee of the Company, the sale must be completed by November 30, 2022 and the Company undertakes to enter into one or more purchase and sale commitments, referring to properties that have not been acquired by the Fund.

The Company incurred expenses with legal fees, appraisal reports and due diligence, related to the operation, and these expenses were recorded in “Other operating income and expenses” in the statement of operations, see note 24.

1.5	Impacts of the pandemic on the Company’s financial statements

Since December 2019, we face the pandemic COVID-19. The Company has been monitoring the impacts on its operations. Management took actions, among them, we appointed a crisis committee composed of senior management, which makes decisions in line with recommendations of the Brazilian Ministry of Health, local authorities, and professional associations.

The Company implemented all the measures to mitigate the transmission of virus at our stores, distribution centers, and offices, such as frequent sanitization, employees’ safety/protection equipment, flexible working hours, and home office, among others.

Since the beginning of the COVID-19 outbreak, our stores have remained open during periods of general lockdown, as we are considered an essential service. The Company has a strong commitment to society to continue selling essential products to its customers. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

On March 10, 2020, CVM issued circular letter CVM-SNC/SEP No. 02/2020 and on January 29, 2021 issued circular letter CVM-SNC/SEP No. 01/2021, guiding publicly held Companies to carefully assess the impacts of COVID-19 on their business and report in the financial statements the main risks and uncertainties as result of such analysis, following the applicable accounting standards.

In this regard, the Company fully analyzed its financial statements, in addition to updating the analyses of going concern. Below are the key topics analyzed:

• The Company reviewed its budget, adopted to estimate the calculation of the recovery of store assets and intangible assets on December 31, 2021, and no significant reductions were seen in revenues, and in other items of the income statement to evidence impairment of these assets. Due to uncertainties concerning the end of the pandemic and its macroeconomic effects, the Company analyzed the indications of impairment for certain assets and accordinely, updated its impairment tests, see note 13.1.

34

The recoverable value is determined by calculating the value in use, from cash projections deriving from financial budgets, which were reviewed and approved by senior management for the next three years, considering the assumptions updated for December 31, 2020. The discount rate applied to cash flow projections is 10.40% on December 31, 2021 (9.80% on December 30, 2020), and the cash flows to exceed three years are extrapolated, applying a growth rate of 6.60% on December 31, 2021 (4.62% on December 30, 2020). As a result of this analysis, we did not identify the need for recording a provision for impairment of these assets.

• The Company analyzed the collection of balances of trade receivables from credit card operators, clients, galleries at our stores, property rentals, and concluded that, at this point, it is not necessary to record provisions for losses, in addition to those already recorded;

• Concerning inventories, the Company does not foresee the need to make a market price adjustment;

• Financial instruments already reflect the market assumptions in their valuation, there are no additional exposures not disclosed. The Company is not exposed to significant financing denominated in US dollars;

• At this point, the Company does not foresee additional funding; and

• Finally, the costs necessary to adapt the Company’s stores to serve the public were not significant, see note 24.

In summary, according to Management’s estimates and the monitoring of the impacts of the pandemic, including the Omicron variant, there are no effects that should be recorded in the Company’s financial statements, nor are there any effects on the continuity and / or estimates of the Company that would justify changes or recording provisions in addition to those already disclosed. The Company will continue to monitor and evaluate the impacts and, make the disclosures.

1.6	Going concern analysis

The management has assessed the Company’s ability to continue operating in a foreseeable future and concluded that Company has ability to maintain its operations and systems working regularly, even in the face of the pandemic COVID-19 (see note 1.5). Therefore, the management is not aware of any material uncertainty that could indicates significant doubts about its ability to continue operating. The financial statements has been prepared based on the assumption of business continuity.

2	BASIS OF PREPARATION AND DISCLOSURE OF THE FINANCIAL INFORMATION

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and accounting practices adopted in Brazil law 6,404/76 and accounting pronouncements issued by Comitê de Pronunciamentos Contábeis (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The financial statements have been prepared on the historical cost basis, except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. All relevant information in the financial statements, is being evidenced by and correspond to that used by management in the admnistration of the Company.

The financial statements are presented in millions of Brazilian Reais (R$), which is the functional currency of the Company.

The financial statements for the year ended December 31, 2021, were approved by the Board of Directors on February 21, 2022.

3	SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies and practices are described in each corresponding explanatory note, except for those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented.

3.1	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are translated into Brazilian Reais, using the spot exchange rate at the end of each reporting period. Gains or losses on changes in exchange rate variations are recognized as financial income or expense.

3.2	Classification of assets and liabilities as current and non-current

Assets (with the exception of deferred income tax and social contribution) that are expected to be realized or that are intended to be sold or consumed within twelve months, as of the financial position dates, are classified as current assets. Liabilities (with the exception of deferred income tax and social contribution) expected to be settled within twelve months from the financial position dates are classified as current. All other assets and liabilities (including deferred tax taxes) are classified as "non-current".

There are no relevant long-term assets and liabilities subject to adjustment to present value. Short-term assets and liabilities are not adjusted to present value.

Deferred tax assets and liabilities are classified as “non-current”, net by legal entity, as provided for in the corresponding accounting pronouncement.

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3.3	Acquisition and Business combination

	Transactions under common control do not have an express provision in IFRS, where transactions with the purpose of merely corporate reorganization, without economic essence, are treated at cost by the Company and their effects recorded in shareholders' equity. Transactions made with economic substance are treated at market value in accordance with CPC 15 (R1)/ IFRS 3.

3.4	Joint Venture

	A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets of the arrangement and have obligations for the liabilities related to the business. Those parties are called joint venturers. Joint control is the contractually agreed sharing of business control, which exists only when decisions about the relevant activities require the unanimous consent of the parties who share control.

	Jointly-controlled subsidiarie is being accounted for using the equity method.

3.5	Investment grants

	Investment grants are recognized when there is reasonable assurance that the entity will comply with all conditions established and related to the grant and that the grant will be received. When the benefit relates to an expense item, it is recognized as revenue over the period of the benefit systematically in relation to the respective expenses for whose benefit it is intended to offset. When the benefit relates to an asset, it is recognized as deferred revenue in liabilities and on a systematic and rational basis over the useful life of the asset.

3.6	Dividends

	The distribution of dividends to the Company's shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends defined in the bylaws. Any amounts exceeding this minimum are recorded only on the date on which such additional dividends are approved by the Company's shareholders, see note 21.2.

3.7	Cash flow, interest payments

	The interest payments on borrowing and finance settled by the Company are being disclosed in the financing activities in conjunction with payments on related borrowing and finance, in accordance with CPC 03 (R2)/ IAS7 – Statement of Cash Flows.

3.8	Statement of value added

	This statement intend to evidence the wealth created by the Company and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its financial statements, as it is neither mandatory nor established by IFRS.

	This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

4	RESTATEMENT OF THE FINANCIAL STATEMENTS

4.1	Restatement of profit retention reserve and proposed dividends

	In the financial statements as of December 31, 2020, published on February 22, 2021, the legal reserve was constituted in the amount of R$217, exceeding the limit of 20% of the Company’s capital stock as established by art. 193 of Law No. 6,404/1976. The table below presents the impacts of the adjustments for the proper constitution of the legal reserve and proposed dividends and the restatement of the Company’s financial statement, see note 21.2 and 21.3.
		12/31/2020
		Originally presented	Adjustments	Restated
	Current liabilities
	Dividends payable	22	63	85
	Total current liabilities	8,723	63	8,786

	Shareholders' equity
	Legal reserve	217	(65)	152
	Profit retention	428	2	430
	Total Shareholders’ equity	1,410	(63)	1,347

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5	ADOPTION OF NEW PROCEDURES, AMENDMENTS TO AND INTERPRETATIONS OF EXISTING STANDARDS ISSUED BY THE IASB AND CPC AND PUBLISHED STANDARDS EFFECTIVE FROM 2021

5.1	Amendments to IFRSs and new interpretations of mandatory application starting at the current year

In 2021, the Company applied amendments and new interpretations to the CPCs and IFRSs issued by the CPC and IASB, respectively, which are effective for accounting periods beginning on or after January 1, 2021. The main changes are:

	Statement	Description
	Amendments to CPC 38/ IAS 39, CPC 40 (R1)/ IFRS 7 and CPC 48/ IFRS9: Reference Interest Rate Reform	The amendments to Pronouncements CPC 38 and CPC 48 provide exemptions that apply to all protection relationships directly affected by the reference interest rate reform. A protective relationship is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the reference interest rate of the hedge object item or hedge instrument.
	CPC 06 (R2)/ IFRS16	As a practical expedient, the lessee may choose not to assess whether a COVID-19 Related Benefit Granted to Lessee under a Lease Agreement is a modification of the lease. The Company does not use this practical expedient.

The adoption of these standards did not result in a material impact on the Company's financial statements

5.2	New standards, amendments and interpretations issued but not yet effective

The Company has not previously adopted the new and revised revised CPCs and IFRSs, which have already been issued and are not yet in effective:

	Accounting pronouncement	Description	Effective for annual periods beginning on or after

Amendments to CPC 26 (R1) and IAS1: - Classification of liabilities as current and noncurrent - Disclosure of accounting policies	Specify the requirements for classifying the liability as current or non-current. The amendments clarify: which means a right to postpone liquidation; that the right to postpone must exist on the base date of the report; that this classification is not affected by the likelihood that an entity will exercise its right to postpone; and that only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification.
		- The amendments are to help entities disclose accounting policies that are more useful by replacing the requirement for disclosure of significant accounting policies for material accounting policies.	1/1/2023

	Amendments to CPC 23 (R1) and IAS 8: Definition of accounting estimates	Introduce the definition of 'accounting estimate'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. In addition, they clarify how entities use measurement and input techniques to develop accounting estimates.	1/1/2023

It is not expected that the adoption of these changes have a significant impact on the financial statements.

6	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of the financial statements requires Management to makes judgments estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in future periods.

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the financial statements, as disclosed in the following notes to these financial statements:

• Impairment: notes 8.3,13.1,14.1 and 14.2.

• Inventories: inventory allowance, note 9.

• Recoverable taxes: Expected realization of tax credits, note 10.

• Fair value of derivatives and other financial instruments: Measurement of fair value of derivatives, note 16.10.

• Provision for legal proceedings: Record of provision for claims with likelihood assessed as probable loss, estimated with a certain degree of reasonability, note 17.

• Leasing operations: determination of the lease term, and incremental interest rate, note 18.

• Income tax: Provisions based on reasonable estimates, note 20.

• Share-based payments: Estimate of fair value of operations based on a valuation model, note 21.5.

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7	CASH AND CASH EQUIVALENTS

	Cash and equivalents comprise the bank accounts, short-term, highly liquid investments, immediately convertible into known cash amounts, and subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, within 90 days, as of the date of investment.

						12/31/2021	12/31/2020
	Cash and bank accounts - Brazil					74	64
	Cash and bank accounts - Abroad (*)					25	29
	Financial investments - Brazil (**)					2,451	3,439
						2,550	3,532

	(*) On December 31, 2021, the Company had funds held abroad, being R$25 in US Dollars (R$24 in US Dollars and R$5 in Colombian Pesos on December 31, 2020).

	(**) On December 31, 2021, the financial investments correspond to the repurchase and resale agreements, yielded by the weighted average of 109.64% of CDI - Interbank Deposit Certificate (96.96% of CDI on December 31, 2020) and redeemable within terms less than 90 days, as of the date of investment, without losing income.

8	TRADE RECEIVABLES

	Trade receivables are initially recorded at the transaction amount, which corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income, in the case of receivables from credit card companies and (ii) amortized cost, for other customer portfolio.

	All portfolios consider estimated losses, which are recorded based on quantitative and qualitative analysis, the track record of effective losses in the last 24 months, the credit assessment, and considering information on assumptions and projections relating to macroeconomic events, such as unemployment index and consumer confidence index, as well as the volume of credits overdue of trade receivable portfolio. The Company opted for measuring provisions for trade receivable losses by an amount equal to the expected credit loss for the entire life, applying the practical expedient by adopting a matrix of losses for each level of maturity.

	The provision for expected losses from trade receivables measured at amortized cost is stated as a reducer of its accounting balance.

	Trade receivables are considered bad debt and, therefore, written-off from the accounts receivable portfolio, when payment is not made after 180 days of the maturity date. At the end of each reporting period, the Company assesses whether assets or groups of financial assets were impaired.

					Note	12/31/2021	12/31/2020
	From sales with:
	Credit card companies				8.1	75	62
	Credit card companies with related parties				11.1	24	17
	Sales ticket and slips				8.2	118	77
	Trade receivables with related parties				11.1	31	10
	Trade receivables with suppliers/slips					23	20
						271	186
	Allowance for doubtful accounts				8.3	(6)	(4)
						265	182

	Set forth below the breakdown of trade receivables by their gross amount by maturity period:

				Overdue
		Total	Due	Up to 30 days	> 90 days
	12/31/2021	271	269	1	1
	12/31/2020	186	181	2	3

8.1	Credit card companies

	The Company, through the cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

8.2	Sales ticket and slips

	Refers to amounts arising from transactions through receipts: (i) tickets and meal vouchers R$56 (R$36 as of December 31, 2020); and (ii) bank slips R$62 (R$41 as of December 31, 2020).
8.3	Allowance for doubtful accounts

						12/31/2021	12/31/2020
	At the beginning of the year					(4)	(5)
	Additions					(15)	(4)
	Reversals					13	5
	At the end of the year					(6)	(4)

9	INVENTORIES

	Inventories are accounted for at cost or net realizable value, whichever is the lowest. Inventories acquired are recorded by average cost, including the storage and handling costs, to the extent these costs are necessary to bring inventories to their sale condition at stores, less bonuses received from suppliers.

	Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale, such as (i) taxes levied on sales; (ii) personnel expenses directly linked to sales; (iii) cost of sales; and (iv) other costs required to make goods available for sale.

	Inventories are reduced to their recoverable value through estimated losses, breakage, scrapping, slow goods turnover, and estimated losses for goods to be sold with negative gross margin, which is regularly analyzed and assessed as to their adequacy:

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			Note	12/31/2021	12/31/2020
	Stores			3,955	3,416
	Distribution centers			878	818
	Commercial agreements		9.1	(416)	(444)
	Allowance for losses on inventory obsolescence and damages		9.2	(37)	(51)
				4,380	3,739

9.1	Commercial agreements

	On December 31, 2021, the amount of unrealized commercial agreements, as a reduction of inventory balance, totaled R$416 (R$444 on December 31, 2020).

9.2	Allowance for loss on inventory obsolescence and damages

				12/31/2021	12/31/2020
	At the beginning of the year			(51)	(41)
	Additions			(315)	(303)
	Reversals			13	20
	Write-offs			316	273
	At the end of the year			(37)	(51)

10	RECOVERABLE TAXES

	The Company records tax credit, when obtains internal and external factors as legal and market interpretations to conclude that it is entitled to these credits, including realization of the tax credit ICMS (Imposto Sobre Circulação de Mercadorias e Serviços) (State VAT) is recognized in cost of sale in the statement of operations. PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) (federal taxes on gross revenues) is recognized as a credit in the same account on which the credits are calculated.

	The future realization of taxes is based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations.

			Note	12/31/2021	12/31/2020
	State VAT tax credits - ICMS		10.1	1,153	1,311
	Social Integration Program and Contribution for Social Security Financing - PIS/COFINS		10.2	370	141
	Social Security Contribution - INSS		10.3	54	36
	Income tax and social contribution		10.4	61	144
	Others			8	2
	Total			1,646	1,634

	Current			876	768
	Non-current			770	866

10.1	State VAT tax credits - ICMS

	Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. The referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from a manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail assumes that the trading cycle of these products will end in the State, such that ICMS is fully owed to such State.

	The refund process requires evidence through tax documents and digital files of transactions made, entitling the Company to such a refund. Only after ratification by State tax authorities and/or the compliance with specific ancillary obligations aiming to support such evidence that credits can be used by the Company, which occur in periods after these are generated.

	Since the number of items traded at the retail subject to tax replacement has been continuously increasing, the tax credit to be refunded by the Company has also grown. The Company has been realizing referred credits with authorization for immediate offset with those credits due in view of its operations, through the special regime, also other procedures regulated by state rules.

	With respect to credits that cannot yet be immediately offset, the Company's Management, based on a technical recovery study, based on the future expectation of growth and consequent compensation with taxes payable arising from its operations, believes that its future compensation is viable. The studies mentioned are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the financial statements as of December 31, 2021, the Company's management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below:

	Year	Amount
	In 1 year	402
	From 1 to 2 years	263
	From 2 to 3 years	277
	From 3 to 4 years	84
	From 4 to 5 years	32
	After 5 years	95
	Total	1,153

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10.2	PIS and COFINS credits

On March 15, 2017, the Federal Supreme Court (“STF”) recognized, as a matter of general repercussion, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021 judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, in which case it should only be the ICMS paid, or if the entire ICMS, as shown in respective invoices.

The STF decided to modulate the effects of the decision, for taxpayers who distributed the lawsuits before March 15, 2017 or with administrative proceedings in progress before that same date, would be have rights to take advantage of the past period. As the decision was rendered in a process with recognized general repercussions, the understanding reached is mandatory for all judges and courts. The Company informs that it had a lawsuit filed on October 31, 2013, having obtained a favorable decision and a final and unappealable decision on July 16, 2021, thus allowing the recognition of the credit for the period covered by the lawsuit.

In 2021, already with the final decision, the Company processed the calculation in accordance with the rules defined by the STF and definitively recorded its right in the amount of R$216 (R$175 in net revenue and R$41 in financial result, arising from monetary correction), contemplating the period covered by the lawsuit from 2008 to 2016. These credits, as soon as authorized by the Federal Revenue, can be monetized. The Company estimates their realization until december 2022.

Currently the Company, according to the favorable judgment of the Supreme Court, has been recognizing the exclusion of ICMS from the PIS and COFINS calculation basis, based on the same assumptions mentioned previously.

10.3	Incidence of social security contributions

On August 28, 2020, the STF, in general repercussion, recognized as constitutional the incidence of social security contributions (INSS) on the additional one-third of vacation payment. The Company has been monitoring the progress of these issues involving unconstitutionality in social security contributions, and together with its legal advisors, concluded that the elements to date do not impact the recoverability of the respective INSS credits in the amount of R$11 on December 31, 2021 (R$11 on December 31, 2020).

10.4	Recoverable Income Tax and Social Contribution

On September 27, 2021, the STF recognized, in terms of general repercussion (RE 1.063,187) Theme 962, the unconstitutionality of the offer to the taxation of Corporate Income Tax (IRPJ) and, to the Social Contribution on Net Income (CSLL), on the SELIC rate received by the taxpayer in the repetition of undue payment tax.

Based on this unanimous decision on the Supreme Court in 2021, the Company analyzed the comprehensive judicial period from 2013 to 2021, carrying out a survey of monetary adjustments that were offered to taxation by adding the calculation basis at the time. On December 31, 2021, the Company recorded the amount of R$85, of which: i) R$53 arising from credit to be used, as soon as the Company's individual action becomes final and unappealable; ii) R$28 arising from the reversal of deferred income tax and social contribution liabilities; and iii) R$4 in the financial result, arising from monetary correction.

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11	RELATED PARTIES

11.1	Balances and related party transactions

			Assets				Liabilities				Transactions
			Clients		Other assets		Suppliers		Other liabilities		Revenue (expenses)
			12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
	Controlling shareholders
	Wilkes Participações S.A. (i)		-	-	-	-	-	-	2	-	(6)	-
	Euris (ii)		-	-	-	-	-	-	1	-	(1)	-
	Casino Guichard Perrachon (iii)		13	10	-	-	-	-	-	-	(35)	-
			13	10	-	-	-	-	3	-	(42)	-
	Other related parties
	GPA (iv)		18	-	100	168	8	-	365	41	(137)	(183)
	Compre Bem		-	-	-	-	-	-	-	-	(1)	3
	Greenyellow (v)	Greenyellow (v)	-	-	-	-	-	-	-	-	(26)	-
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) (vi)		24	17	14	10	14	11	-	-	15	(7)
			42	17	114	178	22	11	365	41	(149)	(187)
	Total		55	27	114	178	22	11	368	41	(191)	(187)

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	The related-party transactions are represented by operations carried out according to prices, terms and conditions agreed upon the parties and are measured substantially at market value, namely:

	(i) Wilkes Participações S.A.: reimbursement of personnel expenses, equipment rental and maintenance.

	(ii) Euris: reimbursement of expenses according to cost sharing contracts (expenses with personnel, expatriates, maintenance, marketing and rent).

	(iii) Casino: (a) Agency Agreement: entered into between GPA, the Company and Groupe Casino Limited on 25 July 2016, as amended, to regulate the provision of global sourcing services (prospecting global suppliers and intermediation of purchases) by Casino and reimbursement by Groupe Casino Limited to the Company to restore the reduced profit margins due to promotions carried out by the Company in its stores; (b) Agency Agreement: entered into between GPA, Sendas Distribuidora S.A. and Casino International S.A. on December 20, 2004, as amended, to represent the Company in the commercial negotiation of products to be acquired by the Company from international suppliers.

	(iv) GPA: (i) Separation agreement: entered into between the Company and GPA on December 14, 2020, in which the companies undertake to indemnify each other for events that may arise as a result of the corporate reorganization, see note 1.2; and (ii) contract for Assignment of rights to exploit commercial points: entered into between the Company and GPA on December 16, 2021 for the acquisition of commercial rights. On December 31, 2021, the Company has to pay the amount of R$201 referring to the acquisition of 20 commercial points, see note 1.4.

	(v) Greenyellow: entering into contracts with the Company to regulate the terms of the lease and maintenance of photovoltaic system equipment by Greenyellow in Assaí stores and contracts with the Company for the purchase of energy sold on the free market.

	(vi) FIC: execution of commercial contracts to regulate the rules for the promotion and sale of financial services offered by FIC in the Company's stores to implement the financial partnership between the Company and Itaú Unibanco Holding SA (“Itaú”) in the association agreement, among which: (i) correspondent banking services in Brazil; (ii) indemnity agreement in which FIC undertook to keep the Company harmless from losses incurred as a result of the services; and the FIC and the Company have agreed, among themselves, to indemnify each other for contingencies of their responsibilities; and (iii) agreement for the provision by the Company to FIC, and vice versa, of information and access to systems for the provision of services.

11.2	Management compensation

	Expenses referring to the statutory executive board compensation recorded in the Company’s statement of operations in the years ended December 31, 2021 and 2020 as follows (amounts expressed in thousands reais):

		Base salary		Variable compensation		Stock option plan		Total
		2021	2020	2021	2020	2021	2020	2021	2020
	Executive officers	25,533	-	-	-	7,111	-	32,644	-
	Board of director	20,241	12,963	14,485	7,027	7,632	4,877	42,358	24,867
	Fiscal council	331	-	-	-	-	-	331	-
		46,105	12,963	14,485	7,027	14,743	4,877	75,333	24,867

	The stock option plan refors to the Company's executives at Sendas and GPA shares and these plans have been trated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term or long-term benefits granted to members of the Company's management.

12	INVESTMENTS

	The details of the Company's joint venture are show below:

							Participation in investments - %
							Direct participation
	Investment type	Company				Country	12/31/2021	12/31/2020

	Joint venture	Bellamar Empreendimento e Participações S.A.				Brazil	50.00	50.00

	Investiments composition and breakdown

					Bellamar
	As of December 31, 2020				769
	Share of profit of associates				47
	Dividends received				(11)
	Dividends receivable				(16)
	As of December 31, 2021				789

12.1	Acquisition of Bellamar’s participation

	On December 31, 2020, the Company’s shareholders approved through extraordinary general meeting the exchange transaction between GPA and Sendas that comprised the acquisition of 50% of Bellamar’s participation which holds 35.76% of FIC’S capital stock. According to this transaction, the Company indirectly holds hereafter 17.88% of FIC’s capital stock.

	The transaction related to Bellamar’s acquisition was assessed as a joint venture, in accordance with CPC 19 (R2)/ IFRS 11 – Joint business.

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	Since the acquisition is a joint venture valued through the equity method, the assets identified, and the liabilities assumed are recorded within the investment line.

	Corporate information

	FIC has the practice off entire operations, as permitted by laws and regulamentation, to credit, financing and investments entities, the issuance and management of owned and third parties’ credit cards, as well as the performance of correspondents’ function in the country. FIC’s operations are conducted by Itaú Unibanco Holding S.A.

	In regard with corporate reorganization process involving the Company, see note 1.2, the Company prepared a study in order to evaluate the fair value of intangible assets and the indicative purchase price allocation (“PPA”) related to the minority participation acquisition of 17.88% of FIC’s shares, through Bellamar, by the Company on December 31, 2020.

	Determination of consideration transferred through the acquisition

	The Company transferred to GPA equivalent to 9.07% of Éxito’s shares, corresponding to 39,246,012 shares.

	Fair value of identified assets and liabilities acquired

	Management hired an independent company to determine the value of FIC’s shares, evaluated in the range of R$4.63 up to R$4.86 per share.

	In order to determine the value of shares during the spin-off process, it was adopted the amount of R$4.74, therefore, on December 31, 2020, the market value of FIC was in the amount of R$4,301, that represents the amount of R$1,538 related to the fair value of Bellamar’s investment on FIC.

	According to the exchange transaction on December 31, 2020, the Company received 50% of Bellamar’s shares by means of fair value, in amount of R$769.

	Composition of acquisition price

	In the first half 2021, the Company concluded the allocation of the acquisition value corresponding to the 17.88% participation in FIC of R$769. FIC's identifiable assets and liabilities are demonstrated in the table below.

	Assets acquired and liabilities assumed
	The fair value of FIC's identifiable assets and liabilties on December 31, 2020 (acquisition date) are demonstrated as follows:

	Assets
	Cash and cash equivalents	29
	Marketable securities	22
	Credit operations	6,213
	Other credits	98
	Other receivables	3
	Other credits, non-current	265
	Property, plant and equipment and intangible assets	3,127
	Investments	47
		9,804
	Liabilities
	Deposits	(790)
	Interfinancial relations	(2,457)
	Other liabilities	(2,256)
		(5,503)
	Total fair value of identifiable net assets	4,301
	Company's participation	17.88%
	Acquisition price	769
	Book shareholders's equity acquired	(211)
	Fair value adjustment - intangible assets	(388)
	Unallocated portion	170

12.2	Join venture

	The Company’s investment in Bellamar is recognized as a joint venture and is recorded through the equity method, in accordance with account standard CPC 18 (R2)/ IAS 28 – Investments in associates and joint ventures. Based on equity method, the investment in a joint venture should be recognized by the cost, on the beginning. The account value of investment is adjusted for variation recognition purposes related to Company’s participation on shareholders’ equity of joint venture after the acquisition date.

	The joint venture’s interim financial information is prepared on the same period basis of disclosure that the Company. When necessary, adjustments are made to ensure that polices are aligned with the Company’s.

	After the method equity is applied, the Company determines if it is necessary recognize additional loss of recuperable value over investments related to the joint venture. The Company will determine, on each annual closing date of balance sheet, if exists objective evidence that means the investment on joint venture suffered loss due to the reduction of recuperable value. In case of such loss is identified, the Company calculates the value of loss due to the reduction of recuperable value as a difference between the joint venture’s recuperable value and the carrying amount and recognizes the loss on its statement of operations. On December 31, 2021, the Company performed the analysis to verify whether the investment in its Joint Venture might not be recoverable, based on the tests performed, there was no need to recognize an impairment.

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13	PROPERTY, PLANT AND EQUIPMENT

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes the acquisition amount of equipment and borrowing costs for long-term construction projects if recognition criteria are observed. When significant components of property and equipment are replaced, these components are recognized as individual assets, with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized as the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

	Asset category	Average annual depreciation rate in %
	Buildings	2.78
	Leasehold improvements	4.28
	Machinery and equipment	12.05
	Facilities	6.94
	Furniture and appliances	11.36

Property and equipment items and eventual significant amounts are written-off upon sale or when there is no expectation of future economic benefits deriving from their use or sale. Any gains or losses resulting from disposals of assets are included in the statement of operations for the year.

The residual value, the useful life of assets, and methods of depreciation are reviewed at the end of each fiscal year, and adjusted prospectively, where applicable. The Company reviewed the useful life of property and equipment in 2021 and no significant changes were deemed necessary.

Interest on borrowings and financing directly attributable to the acquisition, construction of an assets, that requires a substantial period of time to be completed for its intended use or sale (qualifying asset), are capitalized as part of the cost of respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

13.1	Impairment of non-financial assets

	The impairment test is intended to present the actual net realization value of an asset. The realization can be directly or indirectly, through sale or through the generation of cash from the use of the asset in the Company's activities.

	The Company tests its non-financial assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

	An assets or cash-generating unit´s recoverable amount is defined as the asset’s fair value less cost to sell or its value in use, whichever is higher.

	If the carrying amount of an asset or cash-generating units exceeds its recoverable value, the asset is considered impaired and an impairment loss is recorded to adjust the carrying amount of the asset or cash-generating unit to its recoverable value. When assessing the recoverable value, the estimated future cash flow is discounted to the present value, using a discount pre-tax rate, which represents the Company’s weighted average cost of capital to reflect current market valuations as to the time value of money and asset’s specific risks. The impairment test of intangible assets’ useful life including goodwill is described in note 14.1.

	Impairment losses are recognized in the statement of operations in categories of expenses consistent with the function of the respective impaired asset. The impairment loss previously recognized is only reversed if there has been a changed in the assumptions used to determine the recoverable amount since the last impairment loss was recognized, except in the case of goodwill that cannot be reversed in future years.

13.1.1	Impairment test of stores operating assets

	An impairment assessment is performed on operating assets (property and equipment) and intangible assets (such as Commercial rights) directly attributable to stores, as follows:

	Step 1: the carrying amount of properties in rented stores was compared to a sales multiple (35%) representing transactions between retail companies. Stores for which the multiple of sales was lower than their carrying amount and owned stores, a more detailed test is made, as described in Step 2 below.

	• Step 2: The Company considered the highest value between the discounted cash flows of stores using sales growth average of 6,60% in 2021 (5.62% in 2020) for period exceeding the next five years and a discount rate of 10.40% in 2021 (9.80% in 2020) appraisal reports drawn up by independent experts for own stores.

	The Company assessed if any of its long-lived assets were impaired at December 31, 2021 and concluded that the recognition of an impairment loss was not needed.

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13.2	Property, plant and equipment breakdown

		As of December 31, 2020	Additions	Remeasurment	Write-off	Depreciation	Transfers and others (i)	As of December 31, 2021
	Lands	481	207	-	(2)	-	(116)	570
	Buildings	609	258	-	(4)	(15)	(192)	656
	Improvements	2,598	1,161	-	(1)	(182)	20	3,596
	Equipment	635	307	-	(1)	(128)	15	828
	Facilities	269	118	-	(1)	(25)	1	362
	Furnitures and appliances	340	110	-	(2)	(53)	21	416
	Constructions in progress	78	266	-	-	-	(109)	235
	Others	37	6	-	-	(14)	8	37
	Subtotal	5,047	2,433	-	(11)	(417)	(352)	6,700
	Lease - right of use:
	Buildings	2,423	885	628	(92)	(244)	4	3,604
	Equipment	6	16	-	-	(5)	(1)	16
	Subtotal	2,429	901	628	(92)	(249)	3	3,620
	Total	7,476	3,334	628	(103)	(666)	(349)	10,320

		As of December 31, 2019	Additions	Remeasurment	Write-off	Depreciation	Corporate reorganization	Transfers and others (ii)	As of December 31, 2020
	Lands	450	62	-	(32)	-	146	(145)	481
	Buildings	846	72	-	(80)	(13)	-	(216)	609
	Improvements	1,849	689	-	(62)	(144)	(4)	270	2,598
	Equipment	548	208	-	(9)	(106)	(1)	(5)	635
	Facilities	265	51	-	(6)	(21)	-	(20)	269
	Furnitures and appliances	290	71	-	(2)	(43)	-	24	340
	Constructions in progress	37	118	-	(5)	-	-	(72)	78
	Others	35	7	-	-	(13)	(2)	10	37
	Subtotal	4,320	1,278	-	(196)	(340)	139	(154)	5,047
	Lease - right of use:
	Buildings	1,700	708	276	(86)	(174)	(3)	2	2,423
	Equipment	5	3	-	-	(2)	-	-	6
	Subtotal	1,705	711	276	(86)	(176)	(3)	2	2,429
	Total	6,025	1,989	276	(282)	(516)	136	(152)	7,476

	(i) In 2021, presents the transfer between fixed assets to "assets held for sale", in amount of R$349, see note 1.3.

	(ii) In 2020, presents: (a) the capital contribution through GPA’s real state in the amount of R$223; and (b) the transfer of fixed assets to “assets held for sale” in amount of R$380.

13.3	Composition of Property, plant and equipment
				12/31/2021			12/31/2020
				Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
	Lands			570	-	570	481	-	481
	Buildings			767	(111)	656	704	(95)	609
	Improvements			4,387	(791)	3,596	3,203	(605)	2,598
	Equipment			1,373	(545)	828	1,061	(426)	635
	Facilities			472	(110)	362	354	(85)	269
	Furnitures and appliances			635	(219)	416	513	(173)	340
	Constructions in progress			235	-	235	78	-	78
	Others			115	(78)	37	101	(64)	37
				8,554	(1,854)	6,700	6,495	(1,448)	5,047
	Financial lease
	Buildings			4,566	(962)	3,604	3,205	(782)	2,423
	Equipment			61	(45)	16	47	(41)	6
				4,627	(1,007)	3,620	3,252	(823)	2,429
	Total property, plant and equipment			13,181	(2,861)	10,320	9,747	(2,271)	7,476

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13.4	Capitalized borrowing costs

	The capitalized borrowing costs for the year ended December 31, 2021 were R$38 (R$12 on December 31, 2020). The rate used for the capitalization of borrowing costs was 117.70% (150.67% on December 31, 2020) of CDI, corresponding to the effective interest rate of loans taken by the Company.

13.5	Additions to property, plant and equipment for cash flow presentation purpose

			12/31/2021	12/31/2020
	Additions		3,334	1,989
	Leases		(901)	(711)
	Capitalized interest		(38)	(12)
	Financing of property and equipment - Additions		(2,284)	(1,184)
	Financing of property and equipment - Payments		2,120	1,199
	Total		2,231	1,281

	Additions related to the acquisition of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.
	Opinion of Auditing Board or an Equivalent Body
13.6	Other information

	On December 31, 2021, the Company recorded in the cost of sales and services the amount of R$49 (R$34 on December 31, 2020), relating to the depreciation of machinery, building and facilities of distribution centers.

14	INTANGIBLE ASSETS

	Intangible assets acquired separately are measured at cost upon initial recognition, less amortization, and eventual impairment losses, if any. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

	Intangible assets mainly consist of goodwill, software acquired from third parties and software developed for internal use and commercial rights (stores rights of use), customer list and brands.

	Intangible assets with definite useful lives are amortized using the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

	Software development costs recognized as assets are amortized over their defined useful life (5 to 10 years). The weighted average rate is 13.22% a year, and amortization starts when they become operational.

	Intangible assets with indefinite useful lives are not amortized but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains appropriate. Otherwise, the useful life is changed prospectively from indefinite to definite.

	When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss is recognized in the statement of operations in the year the asset is derecognized.

		12/31/2020	Additions	Amortiza-tion	Write-off	Transfers	12/31/2021

	Goodwill	618	-	-	-	-	618
	Softwares	70	21	(14)	(1)	(1)	75
	Commercial rights (i)	310	833	(7)	-	-	1,136
	Tradename	39	-	-	-	-	39
	Subtotal	1,037	854	(21)	(1)	(1)	1,868
	Lease - right of use:
	Assets and rights	-	18	-	-	1	19
	Subtotal	-	18	-	-	1	19
	Total	1,037	872	(21)	(1)	-	1,887

		12/31/2019	Additions	Amortiza-tion	12/31/2020

	Goodwill	618	-	-	618
	Softwares	64	19	(13)	70
	Commercial rights	312	6	(8)	310
	Tradename	39	-	-	39
	Total	1,033	25	(21)	1,037

	(i) In 2021, in the Additions column, are shown the amounts related to the acquisition of the 20 commercial rights from Extra Hiper stores, in the amount of R$798, see note 1.4.

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		12/31/2021			12/31/2020
		Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount

	Goodwill	871	(253)	618	1,741	(1,123)	618
	Softwares	133	(58)	75	126	(56)	70
	Commercial rights	1,160	(24)	1,136	327	(17)	310
	Tradename	39	-	39	39	-	39
		2,203	(335)	1,868	2,233	(1,196)	1,037
	Lease - right of use:
	Assets and rights	28	(9)	19	-	-	-
	Total of intangible assets	2,231	(344)	1,887	2,233	(1,196)	1,037

14.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

	The impairment test of intangible assets uses the same practices described in note 13.

	On December 31, 2021, the Company revised the plan used to assess impairment for operations in Brazil. The recoverable amount is determined by means of a calculation based on the value in use, based on cash projections from financial budgets, which were reviewed and approved by management for the next three years, considering the premises updated for December 31, 2021. The discount rate applied to cash flow projections is 10.40% on December 31, 2021 (9.80% on December 31, 2020), and cash flows that exceed the three year period are extrapolated using a growth rate of 6.60% on December 31, 2021 (4.57% on December 31, 2020). As a result of this analysis, there was no need to record a provision for impairment of these assets.

14.2	Commercial rights

	Commercial rights are the right to operate stores, which refers to the rights acquired or allocated in business combinations.

	According to the Management’s understanding, commercial rights are considered recoverable, either through the expected cash flows of the related store or the sale to third parties.

	Commercial rights is tested following the assumptions described in note 13.1.1.

14.3	Additions to intangible assets for cash flow presentation purpose are as follows

			12/31/2021	12/31/2020
	Additions		872	25
	Leases		(18)	-
	Total		854	25

15	SUPPLIERS

			Note	12/31/2021	12/31/2020
	Product suppliers		15.1	6,422	5,450
	Service providers			74	85
	Service providers - related parties		11.1	22	11
	Bonuses from suppliers		15.2	(576)	(488)
	Total			5,942	5,058

15.1	Agreements among suppliers, the Company and banks

	The Company intered into certain agreements with financial institutions, with the purpose of structuring with its main suppliers the operation of anticipation of receivables. In this operation, the suppliers transfer the right to receiving the notes to the financial institutions in exchange for anticipated receipt of the notes.

	These transactions were assessed by management that determined that they have commercial characteristics, since there are no changes to the original terms of the receivables in relation to price and / or terms, including financial charges. The anticipation is also solely at the suppliers’ discretion.

	The Company also has commercial transactions increasing payment terms, as part of its commercial activities, without financial charges.

15.2	Commercial agreements

	These include bonuses and discounts from suppliers. These amounts are defined in agreements and include amounts referring to discounts by volume of purchases, joint marketing programs, freight reimbursements, and other similar programs. Settlement occurs by offsetting payable to suppliers, according to conditions foreseen in the supply agreements.

16	FINANCIAL INSTRUMENTS

16.1	Classification and measurement of financial assets and liabilities

	Pursuant to CPC 48 / IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost, at fair value through other comprehensive income or at fair value through income. The classification of financial assets pursuant to CPC 48 / IFRS 9 is usually based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Embedded derivatives in which the main contract is a financial asset within the scope of the standard are never split. Instead, the hybrid financial instrument is assessed for classification as a whole.

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A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through income:
• it is maintained in a business model whose objective is to keep financial assets to receive contractual cash flows; and
• sits contractual terms generate, on specific dates, cash flows related to the payment of principal and interest on the outstanding principal amount.

A debt instrument is measured at fair value through other comprehensive income, if it meets both of the following conditions and is not designated as measured at fair value through income:

• it is maintained in a business model whose objective is achieved both by receipt of contractual cash flows and sale of financial assets; and

• its contractual terms generate, on specific dates, cash flows related to the payment of principal and interest on the outstanding principal amount.

At the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably opt to report subsequent alterations in the fair value of investment under other comprehensive income. This option is made on each individual investment.

All financial assets not classified as measured at amortized cost or at fair value through other comprehensive income, as described above, are classified as fair value through income. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, at fair value through other comprehensive income or fair value through income if this significantly eliminates or reduces an accounting mismatch that otherwise would arise (option of fair value available in CPC 48 / IFRS 9).

A financial asset (unless these are trade receivables without a significant financing component which is firstly measured by the price of the transaction) is initially measured by fair value, accrued, for an item not measured at fair value through income of transaction costs which are directly attributable to its acquisition.

• Financial assets measured at fair value through income: These assets are subsequently measured at fair value. The net result, including interest rates or dividend income, is recognized in the statement of operations.

• Financial assets at amortized cost: These assets are subsequently measured at amortized cost applying the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains, and losses are recognized in the statement of operations. Any gain or loss in derecognition is recognized in the statement of operations.

• Financial assets at fair value through other comprehensive income: These assets are subsequently measured at fair value. Interest income calculated adopting the effective interest rate method, exchange gains, and losses and impairment losses are recognized in the statement of operations. Other net results are recognized in other comprehensive income. In derecognition, the result accumulated in other comprehensive income is reclassified to the statement of operations.

Financial liabilities are recognized when the Company assume contractual liabilities for settlement in cash or assumption of third-party obligations through a contract to which it is a party. The financial liabilities are initially recognized at fair value and derecognized when settled, extinguished, or expired.

The measurement of financial liabilities depends on their classification, as described below:

• Financial liabilities at fair value through profit or loss: include financial liabilities for trading and financial liabilities designated on initial recognition at fair value through profit or loss. Gains or losses on trading liabilities are recognized in the income statement.

• Financial liabilities at amortized cost: After initial recognition, borrowings and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the statement of operations when liabilities are written off, as well as through the amortization process at the effective interest rate.

16.2	Derecognition of financial assets and liabilities

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized when:

• The rights of cash flows receivables expire; and

• The Company transfers its rights to receive cash flows from an asset or assume an obligation of fully paying the cash flows received to a third party, under the terms of a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company neither transferred nor substantially retained all the risks and benefits relating to the asset, but transferred its control.

When the Company assigns its rights to receive cash flows from an asset or enters into a transfer agreement without having substantially transferred or retained all of the risks and benefits relating to the asset nor transferred the asset control, the asset is maintained and the related liability is recognized. The asset transferred and related liability are measured to reflect the rights and obligations retained by the Company.

A financial liability is derecognized when the liability underlying obligation is settled, canceled, or expired.

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Purchases or sales of financial assets requiring delivery of assets within a term defined by regulation or agreement in the market (negotiations under normal conditions) are recognized on the trade date, i.e., on the date the Company undertakes to buy or sell the asset.

When a financial liability is replaced by another of the same creditor, through substantially different terms, or terms of an existing liability are substantially modified, this replacement or modification is treated as the derecognition of original liability and recognition of a new liability, and the difference between respective carrying amounts is recognized in the statement of operations.

16.3	Offset of financial instruments

The financial assets and liabilities are offset and reported net in financial statements, if, and only if, amounts recognized can be offset and with the intention of settlement on a net basis, or realize assets and settle liabilities, simultaneously.

16.4	Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation unrelated to the local market, such as interest rate swaps and exchange rate variation swaps. These derivative financial instruments are initially recognized at fair value on the date on which the derivative contract is executed and subsequently re-measured at fair value at the end of the reporting period. Derivatives are recorded as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Gains or losses resulting from changes in the fair value of derivatives are directly recorded in the statement of operations.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges:

• The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations; and

• In order to calculate the fair value, debts and swaps are measured through rates available in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through CDI curves, free coupon and DI, indexes disclosed by the B3 S.A., whereas for borrowings denominated in Reais, the Company uses the DI curve, an index published by the CETIP (Securities Custodial and Clearing Center) and calculated through the exponential interpolation method.

The Company uses financial instruments only to hedge identified, risks limited to 100% of the value of these risks. Derivative instruments transactions are exclusively used to reducing the exposure to the risk of changes in interest rates and foreign currency fluctuation and maintaining a balanced capital structure.

16.5	Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

• The effective portion of the gain or loss on the hedge instrument is recognized directly in shareholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria.

• Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in statement of operations.

• Amounts recorded in other comprehensive income are immediately transferred to the statement of operations together with the hedged transaction by affecting the statement of operations, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

• The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

• If the expected transaction or firm commitment is no longer expected, amounts previously recognized in shareholders’ equity are transferred to the statement of operations. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the profit or loss.
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16.6	Impairment of financial assets

The impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at fair value through other comprehensive income, but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through income.

Pursuant to CPC 48 / IFRS 9, provisions for losses are measured at one of the following bases:

• Loan losses expected for 12 months (general model): these are loan losses resulting from possible default events within 12 months after the end of the reporting period, and subsequently, in case of a deterioration of credit risk for the entire life of the instrument.

• Loan losses expected for entire life (simplified model): these are loan losses resulting from all possible default events over the expected life of a financial instrument.

• Practical expedient: these are loan losses expected and consistent with reasonable and sustainable information available, at the end of the reporting period on past events, current conditions, and estimates of future economic conditions that allow verifying probable future loss based on the historical loan loss occurred in accordance with instruments maturity.

The Company measures provisions for trade receivable losses and other receivables and contractual assets through an amount corresponding to the loan loss expected for the entire life, and for trade receivables, whose receivables portfolio is fragmented, rents receivable, the practical expedient is applied by adopting a matrix of losses for each maturity level.

When determining whether the credit risk of a financial asset significantly increased from initial recognition, and when estimating the expected loan losses, the Company considers reasonable and sustainable information which is relevant and available without cost or excessive effort. This includes qualitative and quantitative information and analyses, based on the Company’s historical experience, the assessment of credit, and considering projection information.

The Company assumes that the credit risk in a financial asset significantly increased if it is more than 90 days overdue.

The Company considers a financial asset in default when:

• it is unlikely that the debtor will fully pay its loan obligations to the Company, without resorting to collateral (if any); or

• the financial asset is more than 90 days overdue.

The Company determines the credit risk of a debt instrument by analyzing the payment history, financial, and current macroeconomic conditions of counterparty and assessment of rating agencies, where applicable, thereby evaluating each instrument, individually.

The maximum period considered in the estimate of expected receivable loss is the maximum contractual period during which the Company is exposed to the credit risk.

• Measurement of expected loan losses: Expected loan losses are estimated weighted by the probability of loan losses based on historical losses and related assumptions projections. The loan losses are measured at present value based on all cash shortfalls (i.e., the difference between cash flows owed to the Company according to the contract and cash flows that the Company expects to receive).

Expected loan losses are discounted by the effective interest rate of a financial asset.

• Financial assets with credit recovery problems: On each reporting date, the Company assesses if financial assets recorded by amortized cost and debt instruments measured at fair value through other comprehensive income shows signs of impairment. A financial asset shows signs of impairment when one or more events occur with a negative impact on the financial asset’s estimated future cash flows.

• Reporting of impairment loss: Provision for financial assets losses measured at amortized cost are deducted from an assets’ gross carrying amount.

For financial instruments measured at fair value through other comprehensive income, the provision for losses is recognized in other comprehensive income, instead of reducing the asset’s carrying amount.

Impairment losses related to trade receivables and other receivables, including contractual assets, are reported separately in the statement of operations and other comprehensive income. Losses of recoverable amounts from other financial assets are stated under "selling expenses”.

• Trade receivables and contractual assets: The Company considers the model and a few of the assumptions applied in the calculation of these expected loan losses as the main sources of an uncertain estimate.

Positions within each group were segmented based on common characteristics of credit risk, such as:

• Level of credit risk and loss history for wholesale clients and property lease; and

• Status of default risk and loss history for credit card companies and other clients.

50

	Financial instruments

	The main financial instruments and their amounts recorded in the financial statements, by category, are as follows:

		Note	12/31/2021	12/31/2020
	Financial assets
	Amortized cost
	Related parties - assets	11.1	114	178
	Trade receivables and other accounts receivable		169	117
	Fair value through income
	Cash and cash equivalentes	7	2,550	3,532
	Financial instruments - fair value hedge – long position	16.12.1	32	68
	Fair value through other comprehensive income
	Trade receivables with credit card companies and sales tickets		155	99
	Financial liabilities
	Other financial liabilities - amortized cost
	Related parties - liabilities	11.1	(368)	(41)
	Trade payables	15	(5,942)	(5,058)
	Financing through acquisition of assets		(197)	(34)
	Borrowings and financing	16.12.1	(1,210)	(897)
	Debenture	16.13	(6,446)	(6,599)
	Lease liabilities	18.2	(4,051)	(2,776)
	Fair value through income
	Borrowings and financing, including derivatives	16.12.1	(341)	(335)
	Financial instruments - fair value hedge – short position	16.12.1	(36)	-
	Net exposure		(15,571)	(11,746)

	The fair value of other financial instruments described on the table above approximates to the carrying amount based on the existing payments terms. Financial instruments measured at amortized cost, whose fair values differ from carrying amount are disclosed in note 16.10.

16.7	Considerations on risk factors that may affect the Company's business

16.7.1	Credit Risk

	• Cash and cash equivalents

	In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

	• Trade receivables

	Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Company monitor the risk through the credit concession and by period analysis of the provision for losses.

	The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

	There are no amounts receivable or sales that are individually, higher than 5% of trade receivables or sales.

16.7.2	Interest rate risk

	The Company obtains borrowings and financing with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI Indexed debts. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

16.7.3	Foreign currency exchange rate risk

	The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

16.7.4	Capital risk management

	The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and adjusts taking into account changes in the economic conditions.

	The capital structure is thus demonstrated:

		12/31/2021	12/31/2020
			Restated
	Borrowings, financing and debentures	(8,033)	(7,831)
	(-) Cash and cash equivalents	2,550	3,532
	(-) Derivative financial instruments	32	68
	Net debt	(5,451)	(4,231)

	Shareholders’ equity	2,766	1,347
	% Net debt over Shareholders’ equity	197%	314%

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16.7.5	Liquidity risk management

	The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2021.

		Less than 1 year	1 to 5 years	More than 5 years	Total
	Borrowings and financing	529	1,347	9	1,885
	Debenture	399	7,343	3,035	10,777
	Derivative financial instruments	(73)	(284)	288	(69)
	Lease liabilities	628	2,868	4,597	8,093
	Trade payable	5,942	-	-	5,942
	Total	7,425	11,274	7,929	26,628

	The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves for the year ended December 31, 2021. Therefore, certain balances are not consistent with the balances reported in the balance sheet.

16.8	Derivative financial instruments

	Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

	On December 31, 2021, the notional amount of these contracts was R$1.888 (R$309 on December 31, 2020). These transactions are usually contracted under the same term of amounts and carried out with a financial institution of the same economic group, observing the limits set by Management.

	According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” transactions to hedge against debts.

	The Company’s internal controls were designed to ensure that transactions executed conform to the treasury policy.

	The Company calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2020 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, in accordance with CPC 48 / IFRS 9, the debt which is the hedged item, is also adjusted at fair value.

			Reference value		Fair value
			12/31/2021	12/31/2020	12/31/2021	12/31/2020
	Swap with hedge accounting
	Hedge purpose (debt)		1,888	309	1,869	335

	Long Position
	Fixed rate		106	106	60	72
	USD + Fixed		282	203	281	263
	Hedge - CRI		1,500	-	1,528	-

	Short Position		(1,888)	(309)	(1,873)	(267)

	Net hedge position		-	-	(4)	68

	Realized and unrealized gains and losses on these contracts during the year ended December 31, 2021, are recorded as financial income or expenses and the balance payable at fair value is R$4 (balance receivable of R$68 as of December 31, 2020). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

	The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2021, resulted in a loss of R$4, recorded under debt of cost, note 25 (gain of R$68 as of December 31, 2020).

16.8.1	Fair values of derivative financial instruments

	Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

	Fair values are calculated using projected the future cash flow, using the CDI curves and discounting to present value, using CDI market rates for swap both disclosed by the B3.

	The fair value of exchange coupon swaps versus CDI rate was determined based on market exchange rates effective at the date of the financial statements and projected based on the currency coupon curves.

	In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

16.9	Sensitivity analysis of financial instruments

	The market curves (currencies and interest) of B3 were considered as the most likely scenario, in Management's assessment, on the maturity dates of each of the operations.

	Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect, a deterioration from 25% to 50% was taken into account, respectively, on risk variables, up to one year of financial instruments.

	For the probable scenario, the weighted exchange rate defined was R$6.17 at maturity, and the weighted interest rate was 11.40% per year.

52

	In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

	The Company disclosed the net exposure of derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the aforementioned scenarios.

							Market projections
	Transactions	Note	Risk (CDI Increase)		Carrying Amount	As of 12/31/2021	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings and financing	16.12.1	CDI + 1,94% per year		1,551	(1,499)	155	118	82
	Fixed rate swap contract (Passive Tip)	16.12.1	TR + 9,80% per year		(32)	(58)	(53)	(64)	(69)
	Exchange swap contract (Passive Tip)	16.12.1	CDI + 1,25% per year		36	(291)	(58)	(49)	(63)
	Debentures	16.12.1	CDI + 1,48% per year		6,446	(6,523)	(1,163)	(1,378)	(1,593)
	Total net effect (loss)				8,001	(8,371)	(1,119)	(1,373)	(1,643)

	Cash equivalents	7	109,64%			2,550	252	316	379

	Net exposure loss					(5,821)	(867)	(1,057)	(1,264)

16.10	Fair values measurement

	The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 / IFRS 13, which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance date considering quoted (unadjusted) market prices in active markets for identical assets or liabilities which the Company can access at the measure date.

	Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable, except for quoted prices included on Level 1.

	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

	The data used in fair value models are obtained, whenever possible, from observable markets or from information in comparable transactions in the market, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models. Judgment is used in the determination of assumptions in relation to liquidity risk, credit risk and volatility. Changes in assumptions may affect the reported fair value of financial instruments.

	In the case of financial instruments not actively negotiated, the fair value is based on valuation techniques defined by the Company and compatible with usual practices of the market. These techniques include the use of recent market operations between independent parties, the benchmarking of similar financial instruments’ fair value, the analysis of discounted cash flows, or other valuation models.

	The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the financial statements:

			Carrying amount		Fair value
			12/31/2021	12/31/2020	12/31/2021	12/31/2020	Level
	Trade receivables with credit cards companies and sales vouchers		155	99	155	99	2
	Swaps of annual rates between currencies		(11)	57	(11)	57	2
	Interest rate swaps		4	11	4	11	2
	Interest rate swaps - CRI		3	-	3	-	2
	Borrowings and financing (fair value)		(341)	(335)	(341)	(335)	2
	Borrowings and financing (amortized cost)		(7,656)	(7,496)	(7,372)	(6,529)	2
			(7,846)	(7,664)	(7,562)	(6,697)

	There were no changes between fair value measurement hierarchy levels during the year ended December 31, 2021.

	Interest rate swaps, cross-currency and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

16.11	Operations with derivative financial instruments

	The Company has derivative contracts with the following financial institutions: Itaú BBA, Scotiabank and BR Partners.

	The outstanding derivative financial instruments are presented in the table below:

	Description	Reference value		Maturity		12/31/2021	12/31/2020
	Debt
	USD - BRL	USD 50		2021		-	57
	USD - BRL	USD 50		2023		(11)	-

	Debt
	CRI - BRL	$1,500		2028 e 2031		3	-

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI	$54		2027		2	5
	Pre-fixed rate x CDI	$52		2027		2	6
	Derivatives - Fair value hedge - Brazil					(4)	68

53

16.12	Borrowings and financing

16.12.1	Debt composition

		Weighted average	12/31/2021	12/31/2020
	Current
	Debenture and promissory notes	CDI + 1.53% per year	194	1,864
	Borrowing costs		(14)	(24)
	Total debenture and promissory notes		180	1,840

	Borrowings and financing
	In national currency
	Working capital	TR + 9.80%	14	12
	Working capital	CDI + 2.33% per year	419	9
	Borrowing costs		(4)	(5)
	Total national currency		429	16
	In foreign currency
	Working capital	CDI + 1.25% aper year	1	264
	Total in foreign currency		1	264
	Total of borrowings and financing		430	280
	Derivative financial instruments
	Swap contracts	CDI + 0.86% per year	(4)	(57)
	Swap contracts	CDI + 1.35% per year	3	-
	Total derivative financial instruments		(1)	(57)
	Total current		609	2,063

		Weighted average	12/31/2021	12/31/2020
	Non-current
	Debenture and promissory notes	CDI + 1.48% per year	6,329	4,780
	Borrowing costs		(63)	(21)
	Total debenture and promissory notes		6,266	4,759

	Borrowings and financing
	In national currency
	Working capital	TR + 9.80%	47	60
	Working capital	CDI + 1.74% per year	800	901
	Borrowing costs		(5)	(9)
	Total of national currrency		842	952
	In foreign currency
	Working capital	CDI + 1.25% per year	279	-
	Total of foreign currency		279	-
	Total of borrowings and financing		1,121	952
	Derivative financial instruments
	Swap contracts	CDI + 0.03% per year	(28)	(11)
	Swap contracts	CDI + 1.35% per year	33	-
	Total derivative financial instruments		5	(11)
	Total of non-current		7,392	5,700

	Total		8,001	7,763

	Current asset		4	57
	Non-current asset		28	11
	Current liabilities		613	2,120
	Non-current liabilities		7,420	5,711

16.12.2	Rollforward of borrowings and financing

		Value
	Balance on December 31, 2019	8,467
	Funding	594
	Interest provision	378
	Swap contracts	(60)
	Exchange rate and monetary variation	57
	Debt modification effect IFRS 9	71
	Borrowing costs	42
	Interest amortization	(451)
	Principal amortization	(1,339)
	Swap amortization	4
	Balance on December 31, 2020	7,763

		Value
	Balance on December 31, 2020	7,763
	Funding	6,090
	Interest provision	559
	Swap contracts	39
	Mark-to-market	31
	Exchange rate and monetary variation	5
	Debt modification effect IFRS 9	(71)
	Borrowing costs	64
	Interest amortization	(406)
	Principal amortization	(6,075)
	Swap amortization	2
	Balance on December 31, 2021	8,001

54

16.12.3	Schedule of non-current maturities

	Maturity	Value
	From 1 to 2 years	1,648
	From 2 to 3 years	3,602
	From 3 to 4 years	802
	From 4 to 5 years	572
	After 5 years	836
	Total	7,460

	Borrowing cost	(68)
	Total	7,392

16.13	Debenture and promissory notes

						Date
			Type	Issue amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	12/31/2021	12/31/2020
	First Issue of Promissory Notes - 2nd series		Non-preemptive right	50	1	4/7/2019	5/7/2021	CDI + 0.72% per year	52,998,286	-	53
	First Issue of Promissory Notes - 3rd series		Non-preemptive right	50	1	4/7/2019	4/7/2022	CDI + 0.72% per year	56,087,744	57	53
	First Issue of Promissory Notes - 4th series		Non-preemptive right	250	5	4/7/2019	4/7/2023	CDI + 0.72% per year	56,087,744	281	267
	First Issue of Promissory Notes - 5th series		Non-preemptive right	200	4	4/7/2019	4/7/2024	CDI + 0.72% per year	56,087,744	225	214
	First Issue of Promissory Notes - 6th series		Non-preemptive right	200	4	4/7/2019	4/7/2025	CDI + 0.72% per year	56,087,744	225	213
	First Issue of Debentures - 2nd series		Non-preemptive right	2,000	200,000	4/9/2019	08/20/2021	CDI + 2.34% per year	876	-	1,762
	First Issue of Debentures - 3rd series		Non-preemptive right	2,000	200,000	4/9/2019	08/20/2022	CDI + 2.65% per year	1,009	-	2,033
	First Issue of Debentures - 4th series		Non-preemptive right	2,000	200,000	4/9/2019	08/20/2023	CDI + 3.00% per year	1,005	-	2,049
	Second Issue of Debentures - 1st series		Non-preemptive right	940,000	940,000	1/6/2021	05/20/2026	CDI + 1.70% per year	1,011	951	-
	Second Issue of Debentures - 2nd series		Non-preemptive right	660,000	660,000	1/6/2021	05/22/2028	CDI + 1.95% per year	1,012	668	-
	Second Issue of Promissory Notes - 1nd series		Non-preemptive right	1,250,000	940,000	08/27/2021	08/27/2024	CDI + 1.47% per year	1,368	1,285	-
	Second Issue of Promissory Notes - 2rd series		Non-preemptive right	1,250,000	940,000	08/27/2021	02/27/2025	CDI + 1.53% per year	1,368	1,286	-
	Third Issue of Debentures - 1st series - CRI		Non-preemptive right	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,030	1,012	-
	Third Issue of Debentures - 2st series - CRI		Non-preemptive right	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,031	533	-
	Borrowing cost									(77)	(45)
										6,446	6,599

	Current									180	1,840
	Non-current									6,266	4,759

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

16.14	Borrowings in foreign currencies

	On December 31, 2021, the Company has loan in foreign currencies (US dollar) to strengthen its the working capital, maintaining its cash strategy, lengthening its indebt profile and make investments.

16.15	Guarantees

	The Company signed a promissory note for a loan agreement with Scotiabank in the amount of USD50 million.

16.16	Swap contracts

	The Company uses swap operations for 100% of its borrowings denominated in US dollars fixed interest rates and IPCA, exchanging these liabilities for Real linked to CDI (floating). The annual weighted average rate CDI on December 31, 2021 was 4.40% (2.76% on December 31, 2020).

16.17	Financial convenants

	In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currencies, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s financial statements drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00 not exceeding equity; and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.00.

	On December 31, 2021, the Company was compliant with those ratios. In addition, the Company has been complying with all restrictive covenants, and, over the last three years no event occurred that would require the Company to accelerate the payment of its debts.

17	Provision for legal proceeding

	Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. The expense related to any provision is recognized in statement of operations for the year, net of any reimbursement. The Company's policy is to provide for fees on success. In the explanatory notes, the amounts involved are disclosed for cases not yet concluded and considered as possible success.

	In order to assess the outcome’s probability the Company considers available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.
55

	The provision for legal proceedings is estimated by the Company and it is corroborated by its legal advisors, and such provision is recorded in sufficient amount to settle losses assessed and classified as probable.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2019	143	61	36	240
	Additions	27	40	30	97
	Reversal	(2)	(41)	(16)	(59)
	Payments	-	(4)	(4)	(8)
	Monetary correction	1	8	3	12
	Balance as of December 31, 2020	169	64	49	282

	Restricted deposits for legal proceedings	(62)	(60)	(1)	(123)
	Net provision of judicial deposits	107	4	48	159

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2020	169	64	49	282
	Additions	39	44	8	91
	Reversal	(106)	(23)	(10)	(139)
	Payments	-	(21)	(28)	(49)
	Monetary correction	7	5	8	20
	Balance as of December 31, 2021	109	69	27	205

	Restricted deposits for legal proceedings	(65)	(45)	(2)	(112)
	Net provision of judicial deposits	44	24	25	93

17.1	Tax claims

	Tax claims are subject by law to the monthly monetary correction, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) IPI on resale of imported goods and (iv) other matters.

	The provisioned amount on December 31, 2021, for these matters is R$109 (R$169 on December 31, 2020).

17.2	Social security and labor

	The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. On December 31, 2021, the Company recorded a provision of R$69 (R$64 on December 31, 2020), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

17.3	Civil

	The Company is party to civil proceedings (indemnifications, collections, among others) at in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

	Among these proceedings, we highlight the following:

	The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On December 31, 2021, the provision for these lawsuits amounted to R$21 (R$23 on December 31, 2020), for which there are no judicial deposits for legal proceedings.

	The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. On December 31, 2021, the provision for these lawsuits is R$6 (R$5 on December 31, 2020).

	The Company’s total civil, regulatory and property claims on December 31, 2021, is R$27 (R$49 on December 31, 2020).

17.4	Possible contingent liabilities

	The Company has other demands that were classified by Management with the advice of its external lawyers as possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,346 on December 31, 2021 (R$2,408 on December 31, 2020). Accordingly, no provisions were recorded in connection with these proceedings, which are mainly related to:

	IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$478 on December 31, 2021 (R$466 on December 31, 2020).

	COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$609 on December 31, 2021 (R$632 on December 31, 2020).

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	ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from: (i) purchases from suppliers’ acquisitions considered unqualified by the registry of the State Revenue Service; and (ii) among others matters. These tax assessments amount to R$1,128 on December 31, 2021 (R$1,235 on December 31, 2020). These proceedings are pending final judgment at the administrative and judicial levels.

	ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$13 on December 31, 2021 (R$13 on December 31, 2020). These proceedings are pending judgment at the administrative and judicial levels.

	INSS (national institute of social security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$56 on December 31, 2021 (R$21 on December 31, 2020). Proceedings have been discussed in the administrative and judicial levels.

	Other litigation– These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings litigated in civil court, and special civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, among others, totaling R$47 on December 31, 2021 (R$24 on December 31, 2020).

	The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, on December 31, 2021, the estimated amount, in case of success of all lawsuits, was approximately R$15 (R$17 on December 31, 2020).

17.5	Guarantees

	The Company presented bank guarantees and insurance guarantee to judicial process related a civil, tax and labor nature, described below:

	Lawsuits	Letter of guarantees

	Tax claims	630
	Social security and labos	98
	Civil and others	223
	Total	951

	The guarantees cost is aproximately 0.32% per year of the value of the lawsuits and it is registered as expense in the course of time.

17.6	Deduction of ICMS from the calculation basis of PIS and COFINS

	Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Company has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the STF recognized, in terms of general repercussion, the unconstitutionality of including ICMS in the PIS and COFINS calculation basis. In May 2021, the STF Plenary judged the Declaration Embargoes, in relation to the amount to be excluded from the PIS and COFINS calculation basis, if it should only be the ICMS paid, or if all the ICMS highlighted in the invoices, the STF issued a favorable decision to the taxpayers, concluding that all outstanding ICMS should be excluded from the PIS and COFINS calculation basis.

	Since of such decision on March 15, 2017, the procedural progress has been as anticipated by our legal advisors without any change in the management's judgment. In 2021, with a favorable decision in its actions, the Company recorded its right in the amount of R$216 (R$175 in revenue net and R$41 in the financial result, arising from monetary correction), see note 10.2.

17.7	Restricted deposits for legal proceedings

	The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	The Company recorded amounts referring to judicial deposits in its assets as follows.

	Lawsuits	12/31/2021	12/31/2020

	Tax claims	65	64
	Social security and labos	50	67
	Civil and others	4	3
	Total	119	134

18	LEASE LIABILITIES

18.1	Lease obligations

	When entering into a contract, the Company assesses whether the contract is, or contains a lease. The contract is or contains a lease if it transfers the right to control the use of the identified assets for a specified period in exchange for consideration.

	The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 20 years.

	The Company as lessors

	The Company evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$ 5,000 (five thousand dollars).

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	The contracts are then recorded, when the lease begins, as a lease liability against right of use (notes 13 and 14), both at the present value of minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental borrowing rate considering loans obtained by the Company.

	The lease term used in the measurement corresponds to the term that the lessee is reasonably certain of exercising the option to extend the lease or not exercise the option to terminate the lease.

	Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expense for the year.

	Right-of-use assets are amortized over the lease term. Capitalizations for improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the assets, limited if there is evidence that the lease will not be extended.

	Variable rents are recognized as expenses in the years in which they are incurred.

	The Company as lessor

	Leases in which the Company does not substantially transfer all the risks and benefits of ownership of the asset are classified as operating leases. The initial direct initial costs of negotiating operating leases are added to the carrying amount of the leased asset and recognized over the term of the contractual, on the same basis as rental income.

	Variable rentals are recognized as income in the years in which they are earned.

18.2	Minimum future payments and potential right of PIS and COFINS

	Leasing agreements totaled R$4,051 on December 31, 2021 (R$2,776 on December 31, 2020). The minimum future payments as leases, by leases term and with the fair value of minimum lease payments, are as follows:

					12/31/2021	12/31/2020
	Financial lease liabilities - minimum payments
	Less than 1 year				244	172
	1 to 5 years				1,231	866
	More than 5 years				2,576	1,738
	Present value of financial lease agreements				4,051	2,776

	Future financing charges				4,042	2,478
	Gross amount of financial lease agreements				8,093	5,254

	PIS and COFINS embedded in the present value of lease agreements				246	169
	PIS and COFINS embedded in the gross value of lease agreements				492	319

	Lease liabilities interest expense is stated in note 25. The incremental interest rate of the Company on the signing date of the agreement was 10.53% in the exercise ended December 31, 2021 (9.72% on December 31, 2020).

	If the Company had adopted the projection of inflation imbedded in the nominal incremental rate and converting to a present value as a calculation method, the average percentage of inflation to be project for year will be 4.42% approximately (4.54% on December 31, 2020). The average term of the agreements analyzed is 15.34 years.

18.3	Lease obligation rollforward

				Amount
	As of Decemeber 31, 2019			1,885
	Funding - Lease			711
	Remeasurement			276
	Interest provision			230
	Amortization			(327)
	Write-off due to early termination of agreement			(4)
	Aquisition of partnership			9
	Corporate reorganization			(4)
	As of December 31, 2020			2,776

	Current			172
	Non-current			2,604

				Amount
	As of Decemeber 31, 2020			2,776
	Funding - Lease			919
	Remeasurement			628
	Interest provision			302
	Amortization			(468)
	Write-off due to early termination of agreement			(106)
	As of December 31, 2021			4,051

	Current			244
	Non-current			3,807

18.4	Lease expense on variable rents, low-value, and short-term assets

		12/31/2021	12/31/2020

	(Expenses) revenues of the exercise:
	Variables (1% of sales)	(6)	(16)
	Subleases (*)	31	22

	(*) It refers mainly to the revenue from rental contracts to be received from commercial galleries.

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19	DEFERRED REVENUES

	Deferred revenues are recognized by the Company as a liability due to anticipation of amounts received from business partners. These are recognized in the statement of operations in the exercise when the services are rendered to these business partners.

		Note	12/31/2021	12/31/2020

	Sale and Leaseback	1.5	68	-
	Back Lights (i)		233	186
	Checkstand (ii)		41	29
	Gift card and others		2	2
	Marketing		12	11
	Total		356	228

	Current		356	227
	Non-current		-	1

	(i) Rental of backlight panels.
	(ii) Supplier product exhibition modules, or check stands, rental of displays, and front-fee anticipation with credit card operators.

20	INCOME TAX AND SOCIAL CONTRIBUTION

	Current income tax and social contribution

	Current income tax and social contribution assets and liabilities are measured by the amount expected to be refunded or paid to the tax authorities. The tax rates and laws adopted to calculate tax are those effective or substantially effective, at the years ended.

	Income taxes in Brazil consist of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income, at the statutory rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

	Deferred income tax and social contribution

	Deferred income tax and social contribution are generated by temporary differences, at the end of the reporting exercise, between the tax bases of assets and liabilities, carrying amounts and all unused tax losses, to the extent it is probable that taxable income will occur from which temporary differences and unused tax losses can be deducted; except when deferred income tax and social contribution referring to the deductible temporary difference results from the initial recognition of an asset or liability in an operation which is not a business combination and, at the moment of operation, neither affects the accounting profit nor the tax income or loss.

	With respect to deductible temporary differences associated with investments in subsidiaries, deferred income tax, and social contribution are recognized only if temporary differences can be reversed in the foreseeable future and taxable income will be available from which temporary differences can be used.

	The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced since it is no longer probable that taxable income will be sufficient to allow the use of total or part of deferred income tax and social contribution. Non-recognized deferred income tax and social contribution assets are re-assessed at the end of the reporting period and again recognized, since it is probable that future taxable income will allow the recovery of these assets.

	Accumulated loss carryforwards from deferred income tax and social contribution do not expire no limitation period, but their utilization, as provided for by laws, is restricted to 30% of taxable income of each year for Brazilian legal entities, and refer to their subsidiaries which have tax planning to use these balances.

	Deferred taxes relating to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity, and not in the statement of operations.

	Deferred income tax and social contribution assets and liabilities are offset if there is any legal or contractual right to offset the tax assets against the income tax liabilities, and deferred assets refer to the same taxpayer entity and the same tax authority.

	Due to the nature and complexity of the Company’s business, differences between effective results and assumptions adopted or future alterations of these assumptions may result in future adjustments to tax revenue and expenses already recorded. The Company set up provisions, based on reasonable estimates for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and different interpretation of tax regulation by taxpayer entity and related tax authority. These different interpretations can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

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20.1	Reconciliation of income tax and social contribution expense

				12/31/2021	12/31/2020	12/31/2020
	Earnings before income tax and social contribution			1,849	1,834	1,625
	Expense of income tax and social contribution at nominal rate			(629)	(624)	(553)

	Adjustments to reflect the effective rate
	Tax fines			(1)	(1)	(1)
	Share of profits			16	71	-
	Interest on Equity			22	105	105
	ICMS subsidy - tax incentives (i)			241	-	-
	Interest Selic credits (ii)			81	-	-
	Current year credit			11	-	-
	Tax benefits			22	29	29
	Other permanent differences			(2)	(16)	(16)
	Effective income tax			(239)	(436)	(436)

	Income tax and social contribution for the year
	Current			(366)	(704)	(704)
	Deferred			127	268	268
	Income tax and social contribution expenses			(239)	(436)	(436)

	Effective tax			12.9%	23.8%	26.8%

	(i) The Company has tax benefits that are characterized as investment subsidies as provided for in Complementary Law n° 160/17 and Law n°. 12,973/14. In the year ended December 31, 2021, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted in the tax incentive reserve, see note 21.4.

	(ii) The credit refers to the decision general repercussion of STF which understood that the SELIC interest arising from the repetition of undue payment, have the nature of emergent damage. Therefore, there is no incidence of IRPJ and CSLL on the interest portion.

20.2	Breakdown of deferred income tax and social contribution

	Key components of deferred income tax and social contribution in the balance sheet are the following:

			12/31/2021			12/31/2020
			Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Tax losses		167	-	167	-	-	-
	Provision for legal proceedings		59	-	59	81	-	81
	Exchange rate variation		-	(7)	(7)	26	-	26
	Goodwil tax amortization		-	(317)	(317)	-	(315)	(315)
	Mark-to-market adjustment		1	-	1	-	(2)	(2)
	Fixed and intangible		33	-	33	37	-	37
	Unrealized gains with tax credits		-	(28)	(28)	-	(60)	(60)
	Cash flow hedge		-	(26)	(26)	-	(20)	(20)
	Lease net of right of use		150	-	150	131	-	131
	Modification debt effects - IFRS 9		-	-	-	24	-	24
	Others		13	-	13	16	-	16
	Gross deferred income tax and social contribution assets (liabilities)		423	(378)	45	315	(397)	(82)

	Compensation		(378)	378	-	(315)	315	-

	Net deferred income tax and social contribution assets (liabilities), net		45	-	45	-	(82)	(82)

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of the Company.

	The Company estimates the recovery of the deferred tax assets as follows:

	Years	Amount
	Up to 1 year	26
	From 1 year to 2 years	225
	From 4 years to 5 years	5
	More than 5 years	167
		423

20.3	Rollfoward of deferred income tax and social contribution

			12/31/2021	12/31/2020
	At the beginning of the year ended		(82)	(395)
	Benefits in the year ended		127	268
	Corporate reorganization		-	45
	At the end of the year ended		45	(82)

21	SHAREHOLDERS’ EQUITY

21.1	Capital stock and stock rights

	The capital stock on December 31, 2021 is R$788 (R$ 761 on December 31, 2020), represented by 1,346,674,477 registered common shares, (1.341.757.835 on December 31, 2020), all non-par and registered shares. According to the Company's bylaws, the Company’s authorized capital stock may be increased up to 2 bilion common shares.

	On June 1, 2021 the Management Board approved a capital increase of R$18, corresponding to the issuance of 544 thousands common shares, considering the split, the total common shares issued was 2,720 thousand.

	On July 27, 2021 the Management Board approved a capital increase of R$8, corresponding to the issuance of 404 thousands common shares, considering the split, the total common shares issued was 2,020 thousand.

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	On August 11, 2021, the Extraordinary Shareholders’ Meeting approved, the share split of 269,299,859 common shares, whereby each Company's share was slited in 5 (five) shares of same type, with no change in the capital stock value, which was divided in 1,346,499,295 commom shares.

	On December 7, 2021 the Management Board approved a capital increase of R$1, corresponding to the issuance of 175 thousands common shares.

	The Company's shareholding structure is shown as follows:

		12/31/2021		12/31/2020
		Number of shares	Participation	Number of shares		Participation
	Controlling shareholders	557,857,105	41.42%	1,341,757,835		100.00%
	Outstanding shares	788,817,372	58.58%	-		-
	Total	1,346,674,477	100.00%	1,341,757,835		100.00%

21.2	Distribution of dividends and interest on equity

	Management proposed dividends to be distributed, considering the anticipation of interest on equity to its shareholders, calculated as follows:

				12/31/2021	12/31/2020
					Restetad
	Net income for the year ended on December 31, 2020			1,610	1,398
	Tax incentive reserve (note 21.4)			709	-
	Base for legal reserve			901	1,398
	% Legal reserve			5%	5%
	Legal reserve for the year (note 21.3)			5	5
	Base for dividends			896	1,393
	Minimum mandatory dividends - 25%			224	349
	Interest on equity payment – net (i)			(56)	(264)
	Dividends proposed			168	85

	(i) At a meeting of the Board of Directors held on September 30, 2021, the advance payment of interest on equity in the gross amount of R$63 was approved, on which the withholding tax was deducted in the amount of R$7, corresponding to the net amount of R$56.

	Shareholders are entitled to receive a mandatory minimum annual dividend equivalent to 25% of the net income for each social year, adjusted in accordance with the law, offsetting in annual dividends interest on own capital and dividends distributed in the year.

	The net profits or losses will be allocated by the shareholders, and their distribution, if any, will be made in the proportion established by them at the time.

21.3	Profit reserve

	Legal reserve: this is recorded by appropriating 5% of the net income of each fiscal year, observing the 20% limit of capital. On December 31, 2021, the amount is R$157 (R$152 on December 31, 2020).

	The legal reserve in the amount of R$5 as of December 31, 2021 (R$5 as of December 31, 2020) was constituted respecting the limit of 20% of the Company's capital stock, as established by article 193 of Law No. 6,404/76.

				12/31/2021	12/31/2020
	Net income			1,610	1,398
	Tax incentive reserve			709	-
	Base for legal reserve			901	1,398
	% Legal reserve			5%	5%
	Legal reserve for the year			5	5

21.4	Grant reserve

	According to the legal basis mentioned in note 20.1, tax incentives granted by the States for a considered investment, deductible for the assessment of income tax and social contribution. Thus, at the end of December 31, 2021, the Company allocated the amount of R$709 to the grant reserve.

	As provided for in article 30 of Law 12973/14, the grant reserve may be used to absorb losses, provided that the other Profit Reserves have already been fully absorbed, with the exception of the Legal Reserve, or for an increase in capital. Within the same legal provision, the grant reserve and legal reserve are not part of the calculation basis for the minimum mandatory dividend, and the Company must subject it to taxation, in case of distribution.

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21.5	Share-based payment

21.5.1	Recognized Options Granted

The expenses associated to the Company’s executives’ share-based payments in accordance with CPC 10 (R1) / (IFRS 2) – Share-based payment, are regognized "Stock options granted".

The Company's employees and executives or of entities of their economic group may receive payment based on shares, when employees provide services in exchange for equity instruments (“transactions settled with shares”).

The Company measures the transaction costs of employees eligible for share based compensation, based on the fair value of equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires a definition of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the stock option life expectancy, volatility and dividend return, as well as the preparation of corresponding assumptions.

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, during the year in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments on each base date, up to the acquisition date, reflect the extent to which the acquisition period has expired and the best estimate of the Company of the number of equity instruments that will be acquired.

The expense or reversal of expenses for each year represents the movement in accumulated expenses recognized at the beginning and end of the year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, regardless of whether the market condition or non-acquisition of rights is satisfied or not, provided that all other performance and / or service provision conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in the event of a change the total fair value of the share-based payment transaction or that otherwise benefits the employee, as measured on the date of the change.

In case of cancellation of an equity instrument, it is treated as if it were fully acquired on the date of cancellation, and any expenses not yet recognized, referring to the premium, are recognized immediately in the income for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or the employee are not met. However, if the canceled plan is replaced by a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations for transactions settled with shares are treated in the same way.

The dilutive effect of outstanding options is reflected as an additional dilution of shares in the calculation of diluted earnings per share.

The following describes the stock option plan on December 31, 2021.

Company's compensation plan

The Company's compensation plan ("Compensation Plan") is managed by Company Board of Directors, which delegated to the Human Resources Committee the attributions of granting options and advising on the management of the Compensation Plan (“Committee”).

The members of the Committee will meet to grant the granting of options from the compensation plan series and whenever there are questions raised regarding the compensation plan. Each series of the granting of stock options will receive the letter "B" followed by a number. For the period ended December 31, 2021, the options granted in series B8 of the compensation plan were in effect.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("grace period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("exercise period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the exercise period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 ("exercise price").

The exercise price of the options shall be paid in full local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The Company withhold any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Company's option plan

The Company's option plan ("Option Plan") will be managed by Company Board of Directors, which delegated to the Committee the functions of granting options and advising on the administration of the Option Plan (“Committee”).

The members of the Committee will meet for the granting of the granting of the options of the option plan series and whenever there are questions raised regarding the option plan. Each series of call option grants will receive the letter “C” followed by a number. For the year ended December 31, 2021, options granted in serie C8 o the option plan were in effect.

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	For each serie of stock options granted under the option plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company's preferred shares traded in the prior twenty (20) days in B3 prior to the date of the Committee meeting that decides upon the granting of the options that series ("exercise price").

	Options granted to a participant shall be exercisable for a period of 36 (thirty six) months from the date of grant ("grace period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the grant date, and ends on the last day of the 42 (forty-second) month as of the grant date ("exercise period"), provided the exceptions included in the compensation plan.

	The participant may exercise their total purchase options or in part, in one or more times, if for each year the option exercise agreement is submitted during the exercise period.

	The exercise price of the options shall be paid in full local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

	Information relating to the Company's option plan and compensation plan is summarized below:

					12/31/2021
					Number of shares (in thousands)
	Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Cancelled	Current
	B8	05/31/2021	06/01/2024	0.01	363	(29)	334
	C8	05/31/2021	06/01/2024	13.39	363	(29)	334
					726	(58)	668

21.5.2	Consolidated information of Company's share-based payment plans of Company

	According to the terms of the series plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the grace period is 36 months, always measured from the date on which the Board of Directors approved the issue of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. The condition for the options to be exercisable (vested) is for the beneficiary to remain as an employee of the Company. The plans differ exclusively in the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

	According to the plans, the options granted in each of the series may represent maximum 2% of the total shares issued by the Company.

	The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until December 31, 2021:

				12/31/2021
				(in thousands)

	Number of shares			1,346,674
	Balance of effective stock options granted			668
	Maximum percentage of dilution			0.05%

	The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B8 and C8: (a) expectation of dividends of 1.28%; (b) expectation of volatility nearly 37.96%; (c) the weighted average interest rate without risk of 7.66% and (d) exit rate of approximately 8.00%.

	The expectation of remaining average life of the series outstanding at December 31, 2021 is 29 months. The weighted average fair value of options granted at December 31, 2021 was R$17.21 and R$7.69 (B8 and C8 respectively).

				Shares	Weighted average of exercise price	Weighted average of remaining contractual term
				in thousands	R$
	At December 31, 2020			-	-	-

	At December 31, 2021
	Granted during the exercise			726	6.70
	Cancelled during the exercise			(58)	6.70
	Outstanding at the end of the exercise			668	6.70	2.42
	Total to be exercised at December 31, 2021			668	6.70	2.42

	The amounts recorded for the exercise ended December 31, 2021 were R$2 (there is no amount registered on December 31, 2020).
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21.5.3	GPA's shared - based payment plans

					12/31/2021
					Number of shares
	Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Outstanding	Current
	B5	5/31/2018	5/31/2021	0.01	594	(528)	(49)	(17)	-
	C5	5/31/2018	5/31/2021	15.42	594	(482)	(60)	(52)	-
	B6	5/31/2019	5/31/2022	0.01	462	(129)	(33)	-	300
	C6	5/31/2019	5/31/2022	17.39	359	(122)	(42)	-	195
	B7	1/31/2021	5/31/2023	0.01	673	(103)	(23)	-	547
	C7	1/31/2021	5/31/2023	12.60	497	(104)	(23)	-	370
					3,179	(1,468)	(230)	(69)	1,412

	According to the terms of the series plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the grace period is 36 months, always measured from the date on which the Board of Directors approved the issue of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. The condition for the options to be exercisable (vested) is for the beneficiary to remain as an employee of the Company. The plans differ exclusively in the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

	The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B5 and C5: (a) expectation of dividends of 0.41%, (b) expectation of volatility nearly 36.52% and (c) the weighted average interest rate without risk of 9.29%.

	The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of nearly 32.74% and (c) the weighted average interest rate of 7.32%.

	The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B7 and C7 series: (a) dividend expectation of 1.61%, (b) volatility expectation of nearly 37.09% and (c) the weighted average interest rate of 5.47%.

	The expectation of remaining average life of the series outstanding at December 31, 2021 is 1.06 year (0.88 year at December 31, 2020). The weighted average fair value of options granted at December 31, 2021 was R$70.61 (R$58.78 at December 31, 2020).

	The movement of shares above refers to GPA shares and after the Company's spin-off, during the period, certain Company's executives receive compensation in shares of GPA until the date of exercise showed above, if the GPA plan for the Company's executives is thus extinguished, these plans are recorded as an expense.

	The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

					Shares	Weighted average of exercise price	Weighted average of remaining contractual term
					in thousands	R$
	Total to be exercised at December 31, 2020				1,468	30.71	0.88

	At December 31, 2021
	Granted during the exercise				1,225	22.37
	Cancelled during the exercise				(54)	10.5
	Exercised during the exercise				(1,157)	7.65
	Expired during the exercise				(70)	11.57
	Outstanding at the end of the exercise				1,412	5.71	1.06
	Total to be exercised at December 31, 2021				1,412	5.71	1.06

22	NET OPERATING REVENUE

	CPC 47 / IFRS 15 establishes a comprehensive framework to determine when and for how much revenue form contracts with customers should be recognized.

	Revenue

	a) Sale of goods

	Revenues from the sale of goods are recognized at their fair value when control over the products is transferred to the customer, the Company no longer has control or responsibility for the goods sold and the economic benefits generated for the Company are probable, which occurs substantially upon delivery of products to customers in stores, when the Company's performance obligation is satisfied. Revenues are not recognized if their realization is uncertain.

	b) Revenue from services rendered

	Since the Company sells mobile phone credits recharge at its stores, revenues earned are stated on a net basis and recognized in the statement of operations when it is probable that economic benefits will flow to the Company, and their amounts can be reliably measured.

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		12/31/2021	12/31/2020
	Gross operating revenue
	Goods	45,550	39,436
	Services rendered and others	111	100
		45,661	39,536
	(-) Revenue deductions
	Returns and sales cancellation	(76)	(73)
	Taxes	(3,687)	(3,420)
		(3,763)	(3,493)

	Net operating revenue	41,898	36,043

23	EXPENSES BY BATURE

	Cost of sales

	The cost of goods sold comprises the acquisition cost of inventory net of discounts and considerations received from suppliers and logistics costs.

	Commercial agreement received from suppliers is measured based on contracts and agreements signed between the parties.

	The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising the storage costs, handling and freight incurred until good is available for sale. Transportation costs are included in the acquisition costs.

	Selling expenses

	Selling expenses consists of all stores expenses, such as payroll, marketing, occupation, maintenance, and expenses related to credit card companies, among others.

	Marketing expenses refer to advertising campaigns. The Company’s principal means of communication are: radio, television, newspapers, and magazines, and the amounts of its commercial agreement are recognized in the statement of operations upon realization.

	General and administrative expenses

	General and administrative expenses correspond to indirect expenses and the cost of corporate units, including procurement and supplies, information technology, and financial activities.

		12/31/2021	12/31/2020

	Inventory costs	(34,163)	(29,641)
	Personnel expenses	(2,512)	(2,135)
	Outsourced services	(251)	(224)
	Selling expenses	(646)	(511)
	Functional expenses	(664)	(600)
	Other expenses	(439)	(264)
		(38,675)	(33,375)

	Cost of sales	(34,753)	(30,129)
	Selling expenses	(3,334)	(2,811)
	General and administrative expenses	(588)	(435)
		(38,675)	(33,375)

24	OTHER OPERATING EXPESES, NET

	Other operating revenue and expenses correspond to the effects of significant or non-recurring events during the fiscal year not classified into the definition of other items of the statement of operations.

		12/31/2021	12/31/2020

	Result with property and lease	12	(42)
	Reversal (provision) for legal proceedings	9	(18)
	Reestructuring expenses and others	(74)	(139)
	Covid-19 spending on prevention	-	(66)
	Indemnity assest	-	168
	Total	(53)	(97)

	(i) Basically refers to expenses with the spin-off and acquisition of Extra Hiper stores with payments of legal fees, property appraisal and due diligence.

25	NET FINANCIAL RESULT

	Financial revenue includes income generated by cash and cash equivalents, court deposits, and gains relating to the measurement of derivatives by fair value.

	Interest income is recorded for all financial assets measured by amortized cost, adopting the effective interest rate, which corresponds to the discount rate of payments or future cash receivables over the estimated useful life of financial instrument – or shorter period, where applicable – to the net carrying amount of financial asset or liability.

	Financial expenses substantially include all expenses generated by net debt and cost of sales of receivables during the fiscal year, the losses relating to the measurement of derivatives by fair value, the losses with sales of financial assets, financial charges over litigations, taxes, and interest expenses over financial leasing, as well as adjustments referring to discounts.

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		12/31/2021	12/31/2020
	Financial revenues
	Cash and cash equivalents profitability	87	39
	Monetary correction (assets)	93	299
	Other financial revenues	8	5
	Total financial revenues	188	343

	Financial expenses
	Cost of debt	(543)	(474)
	Cost and discount of receivables	(51)	(31)
	Monetary correction (liabilities)	(13)	(11)
	Interest on leasing liabilities	(292)	(219)
	Other financial expenses	(19)	(51)
	Total financial expenses	(918)	(786)
	Total	(730)	(443)

26	Earnings per share

	The Company calculates basic earnings per share by dividing the net income for each class of shares by the weighted average number of common shares outstanding during the exercise.

	Diluted earnings per share are calculated by dividing the net income attributed to holders of common shares (after adjusting for interest on preferred shares and on convertible securities, in both cases net of taxes) by the weighted average amount of common shares available during the year plus the weighted average number of common shares that would be issued upon conversion of all potential diluted common shares into common shares.

	On August 11, 2021, the Extraordinary Shareholders' Meeting approved, the share split of 269,299,859 (two hundred and sixty-nine million, two hundred and ninety-nine thousand, eight hundred and fifty-nine) common shares, whereby each Company's share was splited in 5 (five) shares of the same type, with no change in the Company's capital stock value . The Company's capital stock is divided in 1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-nine thousand and two hundred and ninety-five), all registered and without par value. In accordance with accounting standard CPC 41 / IAS 33 - Earnings per share, the balance as of December 31, 2020 are being restated.

	The table below sets forth the net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each exercise:

			12/31/2021	12/31/2020
				Originally presented	Split effect	Restated
	Basic number:
	Allocated basic earnings and not distributed		1,610	1,398	-	1,398
	Net income allocated available to common shareholders		1,610	1,398	-	1,398

	Basic denominator (millions of shares)
	Weighted average of the number of shares		1,344	268	1,072	1,340
	Basic earnings per million shares (R$)		1.19802	5.21642		1.04328

			12/31/2021	12/31/2020
				Originally presented	Split effect	Restated
	Diluted number:
	Allocated diluted earnings and not distributed		1,610	1,398	-	1,398
	Net income allocated available to common shareholders		1,610	1,398	-	1,398

	Diluted denominator (millions of shares)
	Weighted average of the number of shares		1,344	268	1,072	1,340

	Stock options plan		11	-	-	-
	Diluted weighted average of shares		1,355	268	1,072	1,340
	Diluted earnings per million shares (R$)		1.18852	5.21642		1.04328

27	Non-cash transactions

	The Company had transactions that did not represent a cash disbursement, and therefore, such transactions were note presented in the cash flow statements, as described below:

	• Purchase of property, plant and equipment not yet paid, in note 13.5.

	• Provision for dividends receivable in note 12.

28	ASSETS HELD FOR SALE

	Non-current assets and groups of assets are classified as held for sale if the carrying amount will be recovered through a sale transaction, rather than continued use. This condition is considered to be met only when the asset is available for immediate sale in its present condition, subject only to terms that are customary for sales of such assets and their sale is highly probable. Management must be committed to effecting the sale, and the estimated time for the sale to be completed must be within one year.

	Non-current assets classified as held for sale are measured at the lower of carrying amount and market value less cost of sale.

66

		12/31/2021
	Sale and leaseback (i)	147
	Extra Hiper stores (ii)	403
		550

	(i) Refers to the two properties as detailed in note 1.3.

	(ii) For the property, plant and equipment acquired from the 6 properties owned by GPA, the Company expects to complete the sale of these assets to a certain real estate fund, and such sale must be completed by November 30, 2022, see note 1.4. After the sale is completed, the Company will enter into a rental agreement with the real estate fund to operate the commercial points.

29	SUBSEQUENT EVENTS

29.1	Funding of the fourth issue of debentures
	On January 7, 2022 funds were raised in relation to the fourth issue of non-convertible debentures, in a single series, in the amount of R$2,000. These debentures were offered in Brazil with restricted placement efforts in accordance with Brazilian law. The proceeds from this debenture issue will be used for general corporate purposes, including to reinforce the Company's cash position. The fourth issue debentures will accrue interest at a rate of CDI + 1.75% per year, and will be paid semi-annually until maturity. The principal amount will be paid in two equal installments, in 2026 and in 2027.

29.2	Extra Hiper Stores

	On January 10, 2022, the Company paid the amount of R$850 to GPA referring to the commercial rights of Extra Hiper stores, see Note 1.4.

	On January 31, 2022, the Company and GPA completed the transfer of the ownership agreement for 35 properties (11 properties owned by GPA and 24 properties owned by third parties), located in the Southeast, Midwest, North and Northeast regions country, with this transfer, the Company owns 55 of the 70 properties involved in the transaction and expects to complete the transfer process of the 15 remaining properties by the end of the first quarter of 2022.

29.3	Funding of commercial paper

	On February 10, 2022, funds were raised through the 1st issue of Commercial Paper Notes, in a single series, in the amount of R$750. The proceeds from this issue will be used for general purposes, including to strengthen the Company's cash position. The commercial notes will accrue interest at a rate of CDI + 1.70% per year, which will be paid semi-annually until maturity. The principal amount will be settled in a single installment at the end of the three-year contract (2025).

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(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Standard Financial Statement – December 31,2021 – SENDAS DISTRIBUIDORA S.A.

Opinions and Declarations/ Opinion of Auditing Board or an Equivalent Body

Report of the Supervisory Board of Sendas Distribuidora

The Company's Fiscal Council, in compliance with statutory and legal duties, examined the Financial Statements for the fiscal year ended December 31, 2021 and issued, by majority vote, a favorable opinion for their approval by the Company's shareholders.

São Paulo, February 21st, 2022.

Tufi Daher – President
Eduardo Flores – Counselor
Rafael Morsch - Counselor

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(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Standard Financial Statement – December 31,2021 – SENDAS DISTRIBUIDORA S.A.

Opinions and Declarations/ Summary Report of Audit Committee (statutory, prescribed in a specific provision of CVM)

AUDIT COMMITTEE REPORT - 2021

The Statutory Audit Committee (COAUD) of Sendas Distribuidora SA (Company) is a permanent body, established, in compliance with the provisions of the Company's Bylaws, at the Board of Directors' meeting held on January 14, 2021, at which it was approved its Bylaws.

COAUD reports to the Board of Directors, with autonomy and independence in the exercise of its functions, acting as an auxiliary, consultative and advisory body, without decision-making power or executive attributions. The functions and responsibilities of the COAUD are carried out in compliance with the applicable regulatory and statutory attributions defined in its Rules of Procedure.

It is incumbent upon COAUD, basically, to assess the quality and integrity of the Company's financial statements, compliance with legal and regulatory requirements, the performance, independence and quality of the work of the independent audit, supervise internal audit activities and assess the effectiveness of internal controls and of the Company's risk management, as well as the other activities provided for in the CVM regulation and in its Regulations. The assessments and performance of COAUD are based on its own analysis and on information received from the Company and its auditors, Ernst & Young Auditores Independentes (EY).

COAUD directed its work in reviewing the quarterly information and annual financial statements, and discussed, with management and EY, the most relevant topics, such as the main audit matters and internal control systems.

The COAUD monitored, analyzed and evaluated, as main themes, the Company's work regarding: (i) implementation and effectiveness of internal control practices and compliance with the main requirements of the Sarbanes Oxley Act; (ii) risk assessment and provisioning or disclosure of tax and other contingencies, and respective guarantees and escrow deposits; (iii) Internal Audit work program and reports; (iv) performance of the Company's Risk Management practices; and (v) Compliance practices.

Conclusion
COAUD, observing the scope of its activities, and considering the unqualified report of the independent auditors, understands that the Management Report and Financial Statements for the year ended December 31, 2021 are in a position to be approved by the Board of Directors of Sendas Distribuidora SA.

São Paulo, February 21, 2022

L. Nelson Carvalho - Coordenador

José Flávio Ramos

Heraldo Oliveira

Christophe Hidalgo

Philipe Alarcon

69

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Standard Financial Statement – December 31,2021 – SENDAS DISTRIBUIDORA S.A.

Opinions and Declarations/ Manegement Statement

STATEMENT

By means of this instrument, the officers below of SENDAS DISTRIBUIDORA S.A., enrolled with the CNPJ/ME under No. 06.057.223/0001-71, with head offices at Avenida Ayrton Senna, No. 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the City of Rio de Janeiro, State of Rio de Janeiro (the “Company”), state that they:

(i) have reviewed, discussed and agreed with the Independent Registered Public Accounting Firm Report over the Company’s Financial Statements for the year ended December 31, 2021; and

(ii) have reviewed, discussed and agreed with the Company’s Financial Statements related to the year ended December 31, 2021.

Rio de Janeiro, February 21st, 2022.

Belmiro de Figueiredo Gomes
Chief Executive Officer

Daniela Sabbag Papa
Chief Financial Officer

Gabrielle Castelo Branco Helú
Chief Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.